UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TherapeuticsMD, Inc.

(Name of Subject Company)

TherapeuticsMD, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

88338N206

(CUSIP Number of Class of Securities)

Hugh O’Dowd

Chief Executive Officer

TherapeuticsMD, Inc.

951 Yamato Road, Suite 220

Boca Raton, FL 33431

Telephone: (561) 961-1900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Marlan Walker General Counsel TherapeuticsMD, Inc. 951 Yamato Road, Suite 220 Boca Raton, FL 33431 Telephone: (561) 961-1900	Joshua M. Samek, Esq. J.A. Glaccum, Esq. DLA Piper LLP (US) 200 South Biscayne Boulevard, Suite 2500 Miami, Florida 33131 Telephone: (305) 423-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is TherapeuticsMD, Inc., a Nevada corporation (the “Company,” “TherapeuticsMD,” “we,” “our” or “us”). TherapeuticsMD’s principal executive office is located at 951 Yamato Road, Suite 220, Boca Raton, Florida 33431. TherapeuticsMD’s telephone number at this address is (561) 961-1900.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.001 per share (the “Shares”). As of June 2, 2022, there were (a) 8,846,756 issued and outstanding Shares, (b) 62,113 Shares subject to issuance pursuant to options granted by the Company pursuant to the TherapeuticsMD, Inc. 2019 Stock Incentive Plan (as amended, the “2019 Plan”), (c) 223,711 Shares underlying restricted stock units issued pursuant to the 2019 Plan, (d) 97,100 Shares underlying performance stock units issued pursuant to the 2019 Plan, (e) 49,450 Shares subject to issuance pursuant to options granted by the Company pursuant to the TherapeuticsMD, Inc. Amended and Restated 2012 Stock Incentive Plan (the “2012 Plan”), (f) 150,042 Shares subject to issuance pursuant to options granted by the Company pursuant to the TherapeuticsMD, Inc. 2009 Long Term Incentive Compensation Plan, as amended (the “2009 Plan”), (g) 68,200 Shares underlying restricted stock units issued pursuant to 2021 inducement grants, (h) 58,900 Shares underlying performance stock units issued pursuant to 2021 inducement grants, (i) 101,044 Shares underlying warrants to purchase common stock, (j) 194,763 Shares reserved and available for future issuance under the 2019 Plan, and (k) 98,695 Shares reserved for future issuance pursuant to the TherapeuticsMD, Inc. 2020 Employee Stock Purchase Plan (the “ESPP”).

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1, which information is incorporated herein by reference. The Company’s website address is www.therapeuticsmd.com. The information on the Company’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.

Tender Offer and Merger.

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Athene Merger Sub, Inc., a Nevada corporation (“Merger Sub”), and a wholly owned subsidiary of Athene Parent, Inc., a Nevada corporation (“Parent”), to acquire all of the issued and outstanding Shares for $10.00 per Share (the “Offer Price”), net to the seller in cash, without interest and subject to deduction for any required withholding taxes. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Parent and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on June 6, 2022, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 6, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer to Purchase and forms of Letter of Transmittal were previously mailed to stockholders and are filed as Exhibits (a)(1)(A) and Exhibits (a)(1)(B)(I) and (a)(1)(B)(II) to this Schedule 14D-9, respectively, and are incorporated herein by reference. As disclosed in the Schedule TO, Merger Sub and Parent are affiliates of investment funds advised by EW Healthcare Partners.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 27, 2022 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among the Company, Parent and

Merger Sub. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 of the Offer to Purchase, titled “The Merger Agreement; Other Agreements.” The Merger Agreement provides that, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Company pursuant to Section 92A.133 of the Nevada Revised Statutes (the “NRS”), with the Company being the surviving corporation (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”). Upon the closing of the Merger and filing of the articles of merger with the Office of the Nevada Secretary of State (the “Effective Time”), each Share (other than (1) Shares held by the Company as treasury shares, (2) Shares owned by Parent or its subsidiaries, including Merger Sub, if any, and (3) Shares owned by a wholly owned subsidiary of the Company (collectively referred to as the “Excluded Shares”) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required withholding taxes (the “Merger Consideration”). No stockholder vote will be required to consummate the Merger pursuant to Section 92A.133 of the NRS. As a result of the Merger, the Company will cease to be a publicly traded company and will become wholly-owned by Parent.

The obligation of Merger Sub to purchase Shares validly tendered in the Offer and not properly withdrawn pursuant to the Offer is conditioned upon (1) the number of Shares validly tendered and not properly withdrawn in accordance with the terms of the Offer (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” as such term is used in Section 92A.133(4)(g) of the NRS), when added to any Shares owned by Merger Sub, representing, at the acceptance time of the Offer (the “Acceptance Time”), at least a majority of the voting power of the then issued and outstanding Shares, (2) no order or other legal restraint that prohibits the consummation of the Merger being in effect, (3) the accuracy of the representations and warranties of the Company and compliance by the Company with the covenants contained in the Merger Agreement, subject to qualifications, (4) there not having been a Company Material Adverse Effect (as defined in the Merger Agreement) with respect to the Company since the date of the Merger Agreement, (5) the absence of any default or event of default under the Financing Agreement, dated as of April 24, 2019, by and among the Company, certain of its subsidiaries, lenders party thereto from time to time and Sixth Street Specialty Lending, Inc. (as amended, restated, supplemented or modified from time to time, the “Financing Agreement”), and (6) other customary closing conditions.

Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on June 6, 2022. The Offer shall initially be scheduled to expire at 12:00 midnight, New York City time, at the end of July 5, 2022 (i.e., one minute after 11:59 p.m., New York City time, on July 5, 2022), the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer, subject to extension in certain circumstances as required or permitted by the Merger Agreement.

The foregoing summary of the Offer is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Parent has formed Merger Sub for the purpose of engaging in the Transactions, including the Offer and the Merger. To date, Merger Sub has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. According to the Offer to Purchase filed by Merger Sub as Exhibit (a)(1)(A) to the Schedule TO, the address of the principal executive office of each of Parent and Merger Sub is Berkeley Square House, Berkeley Square London, UK W1J 6BR and the telephone number at such principal office is +44-020-7529-2500.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov. This Schedule 14D-9 is also located on the SEC Filings page of the Company’s Investor & Media website, and the Offer to Purchase and the other related materials are available directly from D.F. King & Co., Inc., the Information Agent engaged by Merger Sub for the Offer, toll free at (800) 820-2416 or via email at TXMD@dfking.com.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and (1) the Company’s executive officers, directors or affiliates or (2) Parent, Merger Sub or their respective executive officers, directors or affiliates (including EW Healthcare Partners), on the other hand.

Arrangements between the Company, Parent and Merger Sub.

Merger Agreement

The Merger Agreement governs the contractual rights among the Company, Parent, and Merger Sub in relation to the Transactions. The Merger Agreement is not intended to provide any other factual information about the Company, Parent or Merger Sub. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company included in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by the Company to Parent and Merger Sub in connection with the execution and delivery of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.

Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Parent and Merger Sub and certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk among the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Merger Sub. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality or material adverse effect different from that generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, or covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, Parent or Merger Sub, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

A summary of the Merger Agreement is contained in Section 11 of the Offer to Purchase titled “The Merger Agreement; Other Agreements,” which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Offer and the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

Essex Woodlands Health Ventures UK, Ltd, an affiliate of Merger Sub (“Essex Woodland Health Ventures”), and the Company entered into a confidentiality agreement, dated as of January 27, 2022 (the “Confidentiality

Agreement”). Under the terms of the Confidentiality Agreement, Essex Woodlands Health Ventures and the Company agreed that, subject to certain exceptions, certain non-public, confidential and/or proprietary information that the Company may make available to Essex Woodlands Health Ventures in connection with discussions concerning a possible transaction between the parties will not be disclosed or used for any other purpose. The Confidentiality Agreement includes a standard standstill provision for the benefit of the Company that expires on January 27, 2023, and permitted Essex Woodlands Health Ventures and its affiliates to initiate private discussions with, and submit confidential private proposals, to the Company.

This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Equity Financing

Pursuant to an equity commitment letter, dated as of May 27, 2022 (the “Equity Commitment Letter”), and subject to the terms thereof, EW Healthcare Partners Fund 2, L.P., a Delaware limited partnership (the “Investor”), committed to provide Parent, at the Effective Time, with an equity contribution of up to approximately $93,000,000, the proceeds of which will be used by Parent to pay the Offer Price, Merger consideration and certain fees and expenses required to be paid by Parent at the closing of the Merger pursuant to, and in accordance with, the Merger Agreement. Pursuant to the Merger Agreement and the Equity Commitment Letter, the Investor is required to pay to the Company any amounts for monetary damages awarded to the Company against Parent or Merger Sub for any willful breach of the Merger Agreement up to a cap of $5,110,000.

Beneficial Ownership of Common Stock

According to the Schedule TO, except as described in the Offer to Purchase, (i) none of Parent, Purchaser or Majorelle Topco Limited, a private limited company incorporated under the laws of England and Wales (“Topco”), nor, to the best knowledge of Parent, Purchaser or Topco, any of the persons listed in Schedule I to the Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser or Topco, nor, to the best knowledge of Parent, Purchaser or Topco, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days. Parent and Purchaser are controlled by Topco. The principal business of Topco is the commercialization, development, distribution, manufacturing of pharmaceutical products, drugs, medical devices, supplements, health, personal care and/or OTC products.

Arrangements with the Company’s Executive Officers and Directors.

In considering the recommendation of the Company’s Board of Directors (the “Board”) set forth in the section titled “—Recommendation of the Board” in Item 4, you should be aware that aside from their interests as stockholders, the executive officers and directors of the Company may be considered to have interests in the Transactions (including the Offer and the Merger) that are different from, or in addition to, those of other stockholders generally. The Board was aware of, and considered, these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Transactions, and in recommending that the Company’s stockholders accept the Offer and tender their Shares in the Offer. The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transactions.

The Company’s executive officers are as follows:

Name	Position
Hugh O’Dowd	Chief Executive Officer and Director
Michael C. Donegan	Interim Chief Financial Officer, Chief Accounting Officer and Vice President Finance
Mark A. Glickman	Chief Business Officer
Marlan D. Walker	General Counsel and Secretary

Effect of the Offer and the Merger on Outstanding Shares

If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other stockholders of the Company. As of June 2, 2022, the executive officers and directors of the Company owned, in the aggregate, 83,535 Shares (which, for clarity, excludes shares issuable upon the exercise of Company stock options and the settlement of Company restricted stock units and performance stock units).

The following table sets forth (1) the number of Shares beneficially owned as of June 2, 2022, by each of the Company’s executive officers and directors (which, for clarity, excludes shares issuable upon the exercise of Company stock options and the settlement of Company restricted stock units or performance stock units) and (2) the aggregate cash consideration that would be payable for such shares, based on the Offer Price of $10.00 per Share.

	Number of Shares Beneficially Owned(1)	Cash Consideration Payable in Respect of Shares
Executive Officers:
Hugh O’Dowd	—	—
Michael C. Donegan	1,988	$19,880
Mark A. Glickman	—	—
Marlan D. Walker	5,179	$51,790
Non-Employee Directors:
Tommy G. Thompson(2)	17,311	$173,110
Paul M. Bisaro	3,938	$39,380
Cooper C. Collins	44,738	$447,380
Karen L. Ling	2,607	$26,070
Jules A. Musing	2,028	$20,280
Gail K. Naughton, Ph.D.	1,938	$19,380
Angus C. Russell	3,808	$38,080
All directors and executive officers as a group:	83,535	$835,350

(1)	Number of shares beneficially owned excludes shares issuable upon exercise of stock options and the settlement of restricted stock units and performance-based stock units.
(2)

Includes (i) 14,312 shares held by Thompson Family Investments, LLC, an entity solely owned by Thompson Family Holdings, LLC, an entity solely owned by Mr. Thompson, (ii) 2,978 shares held by Mr. Thompson directly, and (iii) 21 shares held indirectly by Thompson Family Holdings, LLC.

Effect of the Offer and the Merger on Company Compensatory Awards

Neither Merger Sub nor Parent will assume any Company stock option, Company restricted stock unit awards or Company performance-based stock unit awards. Based on the Offer Price, all Company stock options are currently underwater. Immediately prior to the Effective Time and consistent with the terms of each of the

Company’s 2019 Plan, the Company’s 2012 Plan, and the Company’s 2009 Plan copies of which are filed as Exhibits (e)(10) through (e)(13) to this Schedule 14D-9 and are incorporated herein by reference, subject to the Merger Agreement, each unvested Company stock option award that is then outstanding will vest, and each unexercised Company stock option award that is then outstanding will be cancelled for no consideration.

Immediately prior to the Effective Time and consistent with the terms of each of the Company’s 2019 Plan, the Company’s 2012 Plan and the Company’s 2009 Plan, subject to the Merger Agreement, each unvested Company restricted stock unit award that is then outstanding will be cancelled and converted into the right to receive an amount (subject to any applicable withholding tax) in cash equal to the product of the Offer Price and the number of shares subject to such Company restricted stock unit award.

Immediately prior to the Effective Time and consistent with the terms of each of the Company’s 2019 Plan, the Company’s 2012 Plan, and the Company’s 2009 Plan subject to the Merger Agreement, each unvested performance-based stock unit of the Company that is then outstanding will be cancelled and converted into the right to receive an amount (subject to any applicable withholding tax) in cash equal to the product of the Offer Price and the number of shares subject to such performance-based stock unit award (calculated based on the achievement of the applicable performance metrics at the target level).

For an estimate of the amounts that would be payable to each of our executive officers and directors with respect to his or her outstanding equity awards, see the section titled “—Quantification of Payments Related to Company Compensatory Awards” below.

Treatment of Purchase Rights under the Company ESPP

After May 27, 2022 (the “Agreement Date”), no new offering periods will begin under the ESPP and no new participants will be permitted in the ESPP. In addition, the Merger Agreement provides that (i) no participant in the ESPP may increase the percentage amount of his or her payroll deduction election in effect on the Agreement Date for such Offering Period (as such term is defined in the ESPP); (ii) any Offering Period under the ESPP that does not end prior to the Effective Time shall terminate and a Subscription Date (as such term is defined in the ESPP) shall occur under the ESPP immediately prior to the Effective Time with respect to such Offering Period, in which case any Shares purchased pursuant to such Offering Period shall be treated the same as all other Shares in accordance with the Merger Agreement; and (iii) immediately prior to, and subject to the occurrence of the Effective Time, the ESPP shall terminate.

Arrangements with the Company’s Executive Officers

Chief Executive Officer. The Company previously entered into an executive employment agreement with Mr. O’Dowd (the “CEO Employment Agreement”). Under the terms of the CEO Employment Agreement, if the Company terminates Mr. O’Dowd’s employment other than for “good cause” (as defined in the CEO Employment Agreement), death, or disability, or if Mr. O’Dowd terminates his employment for “good reason” (as defined in the CEO Employment Agreement, which definition includes a Change in Control, as defined in the CEO Employment Agreement, and which includes the consummation of the Merger), in either case, within 12 months after a Change in Control, Mr. O’Dowd will be entitled to receive, subject to his timely execution and non-revocation of a release of claims and his continued adherence to the restrictive covenant provisions of the CEO Employment Agreement, (i) a lump sum severance payment equal to 150% of the sum of (A) his base salary as then in effect, plus (B) his annual bonus at the target level of achievement for the fiscal year in which the termination occurs, (ii) reimbursements for the employer-paid portion of COBRA premiums for up to 18 months for Mr. O’Dowd and his immediate family; and (iii) accelerated vesting of Mr. O’Dowd’s then-outstanding equity awards (including that equity awards subject to performance-based vesting will be deemed achieved at 100% of target levels, unless otherwise provided in the agreement evidencing such award).

If any severance and other benefits provided for in the CEO Employment Agreement or otherwise payable to Mr. O’Dowd (i) constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue

Code of 1986, as amended (the “Code”) and (ii) would be subject to the excise tax imposed by Section 4999 of the Code, then Mr. O’Dowd’s benefits will be either (a) delivered in full, or (b) delivered as to such lesser extent which would result in no portion of such benefits being subject to the excise tax under Section 4999 of the Code whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in the receipt by Mr. O’Dowd on an after-tax basis, of the greatest amount of severance benefits. If a reduction in the severance and other benefits constituting “parachute payments” is necessary so that no portion of such benefits is subject to the excise tax under Section 4999 of the Code, the reduction will occur only with respect to cash payments in reverse chronological order to the extent that any such payments are made in installments.

In April 2022, Mr. O’Dowd was awarded a cash bonus performance award for his efforts in successfully reaching a definitive agreement to divest from the Company the vitaCare business unit and amending credit terms in support of a new capitalization plan. The performance award relates to the performance period beginning January 1, 2022, through December 31, 2022. The award is expressed in terms of “target” award cash value, but less or more cash value (up to two times the target award value) depending on performance over the performance period. The performance metric for the performance period is based on the Company’s total stockholder return (“TSR”) over the performance period as compared to the TSR earned by the companies composing the Russell 2000 Index Pharmaceuticals Subsector TSR during this same period. Generally, except for special circumstances, continued service with the Company through March 31, 2023 is required to receive a full payout. If a Change in Control occurs prior to the end of the performance period (other than a Change in Control that results in the Shares having no value), then (i) the performance period is deemed to end on the closing date of such Change in Control and (ii) the award shall be the target award cash value; provided, however, that Mr. O’Dowd remain in continued service with the Company through March 31, 2023 (or, in the event of a termination without “cause” or for “good reason,” through the date of such qualifying termination).

Other Executive Officers. The Company previously entered into an executive employment agreement (the “Executive Employment Agreements”) with each of Messrs. Glickman, Walker, and Donegan (each, an “Executive,” and collectively, the “Executives”).

Under the terms of each Executive Employment Agreement, if the Company terminates the employment of the Executive other than for “good cause” (as defined in the applicable Executive Employment Agreement) death, or disability, or the Executive terminates his employment for “good reason” (as defined in the applicable Executive Employment Agreement), in either case, within 12 months following, a Change in Control (as defined in the applicable Executive Employment Agreement, and which includes the consummation of the Merger), the Executive will be entitled to receive, subject to his timely execution and non-revocation of a separation agreement and release of claims in a form reasonably satisfactory to us and his continued adherence to the restrictive covenant provisions of the Executive Employment Agreement, (i) a lump sum severance payment equal to 150% of the sum of (A) his then-current base salary, plus (B) his target bonus for the fiscal year in which the termination occurs; (ii) reimbursements for the Executive and his immediate family employer-paid portion COBRA premiums for up to 18 months; and (iii) accelerated vesting as to 100% of the Executive’s then-outstanding equity awards (including that equity awards subject to performance-based vesting will be deemed achieved at 100% of target levels, unless otherwise provided in the agreement evidencing such award).

If any severance and other benefits provided for in the Executive Employment Agreements or otherwise payable to an Executive (i) constitute “parachute payments” within the meaning of Section 280G of the Code and (ii) would be subject to the excise tax imposed by Section 4999 of the Code, then the Executive’s benefits will be either (a) delivered in full, or (b) delivered as to such lesser extent which would result in no portion of such benefits being subject to the excise tax under Section 4999 of the Code whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in the receipt by the Executive on an after-tax basis, of the greatest amount of benefits. If a reduction in the severance and other benefits constituting “parachute payments” is necessary so that no portion of such severance benefits is subject to the excise tax under Section 4999 of the Code, the reduction will occur only with respect to cash payments in reverse chronological order, to the extent that any such payments are made in installments.

Pursuant to the Company’s 2022 Executive Retention and Performance Bonus Plan (the “Retention Plan”), in the event that an executive (which includes Messrs. Glickman, Walker and Donegan) is terminated without Cause or voluntarily terminates for Good Reason (as defined in the Retention Plan), such executive will not be required to repay the retention payment paid under the terms of the plan. With respect to any performance-based award granted under the Retention Plan, such performance-based award will be forfeited in the event an executive terminates employment with the Company prior to the end of the applicable portion of the performance period.

Quantification of Payments Related to Company Compensatory Awards

Immediately prior to the Effective Time, subject to the Merger Agreement, each unvested Company stock option then-outstanding will vest, and each unexercised Company stock option that is then-outstanding will be cancelled for no consideration and each unvested Company restricted stock unit award and unvested performance-based stock unit award that is outstanding immediately prior thereto, will be cancelled and converted into the right to receive an amount in cash as described above in the section titled “—Effect of the Offer and the Merger on Company Compensatory Awards.”

The following table identifies for each of the executive officers and directors the number of Shares subject to his or her equity awards outstanding as of June 2, 2022, that will be cancelled in exchange for a cash payment in connection with the Merger. As previously noted, all unvested Company stock options that are outstanding immediately prior to the Effective Time will vest, and all unexercised Company stock options that are then-outstanding will be cancelled for no consideration and therefore, are omitted from the table below. In addition, the following table assumes that no Company stock options will be exercised, no Company restricted stock units will vest and be settled, no performance-based stock units will vest and be settled, and no dividends will be paid with respect to Shares between June 2, 2022, and the closing of the Transaction. For Company restricted stock units, the estimated aggregate amounts set forth below are based on the Offer Price of $10.00 per Share, multiplied by the total number of Shares subject to each applicable award. For Company performance-based stock units, the estimated aggregate amounts set forth below are based on the Offer Price of $10.00 per Share, multiplied by the total number of Shares subject to each applicable award (assuming target performance achievement). Any differences in the totals shown below relative to the component amounts are due to rounding adjustments.

	Restricted Stock Units		Performance-based Stock Units		Total Equity Award Consideration
	Restricted Stock Units	Aggregate RSU Payment(1)	Performance - Based Stock Units(2)	Aggregate PSU Payment(1)
Executive Officers:
Michael Donegan	7,841	$78,410	5,940	$59,400	$137,810
Mark Glickman	18,400	$184,000	9,100	$91,000	$275,000
Hugh O’Dowd	97,500	$975,000	97,500	$975,000	$1,950,000
Marlan Walker	11,845	$118,450	13,431	$134,310	$252,760

Non-Employee Directors:
Tommy G. Thompson	2,976	$29,760	0	$0	$29,760
Angus C. Russell	1,984	$19,840	0	$0	$19,840
Gail Naughton	1,984	$19,840	0	$0	$19,840
Paul Bisaro	1,984	$19,840	0	$0	$19,840
Cooper C. Collins	1,984	$19,840	0	$0	$19,840
Jules A. Müsing	1,984	$19,840	0	$0	$19,840
Karen Ling	1,984	$19,840	0	$0	$19,840

(1)

To estimate the value of payments for Company restricted stock units and performance-based stock units, the aggregate number of shares subject to the Company restricted stock units or performance-based stock units was multiplied by the Offer Price.

(2)	Assumes target achievement of performance metrics applicable to the performance-based stock units (i.e., 100%).

Golden Parachute Compensation to the Company’s Named Executive Officers in Connection with the Transaction

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Transaction and that is payable or may become payable to the Company’s named executive officers (the “Named Executive Officers”), that is based on or otherwise relates to the Offer and the Merger:

•	Hugh O’Dowd, our Chief Executive Officer;

•	James C. D’Arecca, our former Chief Financial Officer;

•	Robert G. Finizio, our former Chief Executive Officer; and

•	Marlan D. Walker, our General Counsel

The table below includes Messrs. D’Arecca and Finizio, whose employment terminated prior to the date of the Offer but who will not be receiving any compensation in connection with the Merger.

The table below assumes that (a) the Effective Time occurs on July 6, 2022, (b) the consummation of the Merger constitutes a “change in control” or other relevant term for purposes of the applicable plan or agreement, (c) the price per share of common stock in the Offer is $10.00 (the Offer Price), (d) a qualifying termination of each Named Executive Officer’s employment (i.e., a termination without good cause or with good reason, as applicable) occurs immediately following the Effective Time in a manner entitling the Named Executive Officers to receive the severance benefits described in the section above titled “—Arrangements with the Company’s Executive Officers,” other than accrued but unpaid obligations, (e) no Named Executive Officer receives any additional equity grants, no Company stock options will be exercised, no Company restricted stock units will vest and be settled, no Company performance-based stock units will vest and be settled, and no dividends will be paid with respect to Shares between June 2, 2022 and the Effective Time, (f) no Named Executive Officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits other than those described under “—Arrangements with the Company’s Executive Officers,” (g) no withholding taxes are applicable to any of the payments or benefits, (h) no payments are delayed due to Section 409A of the Code and (i) no payment is reduced pursuant to the terms of the employment agreements described above as a result of Sections 280G and 4999 of the Code.

The amounts shown in the table do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger and therefore do not constitute “golden parachute” compensation. The amounts below are based on multiple assumptions that may not actually occur. Additionally, certain amounts will vary depending on the date the Merger is completed. As a result, the actual amounts, if any, received by a Named Executive Officer may ultimately differ in material respects from the amounts shown below.

Potential Change in Control Payments to Named Executive Officers

Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Other	Total
Hugh O’Dowd	$2,065,750	$1,950,000	$36,000	$0	$4,051,750
James C. D’Arecca(4)	$0	$0	$0	$0	$0
Marlan D. Walker	$1,170,500	$252,760	$36,000	$0	$1,459,260
Robert G. Finizio(4)	$0	$0	$0	$0	$0

(1)

The amount for each Named Executive Officer represents the “double-trigger” cash severance payments to which the Named Executive Officer may become entitled in connection with a qualifying termination as described in further detail in the section of this Schedule 14D-9 captioned “—Arrangements with the Company’s Executive Officers.” For Mr. O’Dowd, this amount also includes his performance award, as described above, payable as a lump sum. Pursuant to the terms of his Executive Employment Agreement, each of Messrs. O’Dowd and Walker would receive a lump sum payment equal to 1.5x base salary, an amount equal to 1.5x his target bonus for the fiscal year in which the termination occurs. In addition, for Mr. Walker, this amount includes payment of a retention award under the Retention Plan which would not be subject to repayment but does not include Mr. Walker’s performance-based award under the Retention Plan because such award will be forfeited in the event he terminates employment prior to the end of the performance period. The aggregate amount in this column includes the following:

Name	Cash Severance ($)	CEO Performance Award ($)	Executive Retention & Performance Plan ($)
Hugh O’Dowd	1,848,750	217,000	0
James C. D’Arecca	0	0	0
Marlan D. Walker	963,000	0	207,500
Robert G. Finizio	0	0	0

(2)

Amounts reported reflect the value attributable to the immediate acceleration of unvested equity awards upon a Change in Control (assuming target level achievement of performance metrics applicable to performance stock units) based on the Offer Price. Based on the terms of the Merger Agreement, amounts reported are not conditioned on the individual’s termination of employment following such event.

(3)	Consists of the estimated employer-paid portion of continued healthcare coverage costs for the applicable Named Executive Officer and his immediate family for a period of 18 months.
(4)

On April 1, 2022, Mr. D’Arecca ceased serving as the Chief Financial Officer and Principal Financial Officer of the Company. On December 14, 2021, Mr. Finizio ceased serving as the Chief Executive Officer of the Company.

Executive Officer and Director Arrangements Following the Merger

As of the date of this Schedule 14D-9, no member of the Company’s current management has entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding potential terms of employment with, or the right to participate in the equity of, the Surviving Corporation (as defined below) or Parent. Moreover, as of the date of this Schedule 14D-9, no discussions have been held between members of the Company’s current management and Parent, Purchaser or their affiliates with respect to any such agreement, arrangement or understanding. Parent may establish equity-based compensation plans for management of the Surviving Corporation. Although it is likely that certain members of the Company’s management team will enter into arrangements with the Surviving Corporation or Parent regarding employment (and severance arrangements), with, and the right to purchase or participate in the equity of, the Surviving Corporation or Parent, as of the date of this Schedule 14D-9, no discussions have occurred between members of the Company’s current management and Parent, Purchaser or Topco regarding the potential terms of any such employment or severance arrangement, and there can be no assurance that any parties will reach an agreement on commercially reasonable terms, or at all. The potential terms of any new arrangements are currently expected to be discussed and entered into after completion of the Merger.

The Merger Agreement provides that, for a period of twelve months following the Effective Time the Surviving Corporation and its subsidiaries will (and Parent will cause the Surviving Corporation and its subsidiaries to) provide (a) base salary and annual short-term cash bonus opportunities and commissions that are, in the aggregate, no less favorable to the base salary and annual short-term cash bonus opportunities and commissions (excluding any equity or equity-based compensation) provided to the continuing employee immediately prior to the Effective time and (b) employee benefits that are, in the aggregate, substantially comparable to the employee benefits provided to the continuing employee immediately prior to the Effective Time (excluding any defined benefit pension plan, retiree medical benefits, equity or equity-based compensation, retention bonuses or change of control bonuses or benefits).

Continuing employees will be granted credit for all years of service with the Company or its subsidiaries and any predecessor entity prior to the Effective Time for purposes of vesting in any defined contribution retirement plan and eligibility for participation (but not for benefit accrual purposes under any defined benefit pension plan, retiree medical benefits or any equity or equity-based compensation plan) to the same extent and for the same purpose as continuing employees were entitled to credit for such service under any similar Company plan in which they participated immediately prior to the Effective Time, except if credit for such service would result in duplication of benefits. For continuing employees who first become eligible to participate following the Effective Time or during the calendar year including the Effective Time, Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to: (i) waive any preexisting condition exclusions and waiting periods with respect to participation and coverage requirements applicable to any continuing employee under any New Plan providing medical, dental, or vision benefits to the same extent such limitation was waived or satisfied under the analogous plan maintained by the Company immediately prior to the Effective Time and (ii) provide each continuing employee with credit for any copayments and deductibles paid prior to the continuing employee’s coverage under any New Plan during the calendar year in which such amount was paid, to the same extent such credit was given under the analogous plan maintained by the Company immediately prior to the Effective Time in which the continuing employee participated immediately prior to the Effective Time, in satisfying any applicable deductible or out-of-pocket requirements under the New Plan.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, the Company’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the surviving corporation (the “Surviving Corporation”), as follows.

For a period of six years after the closing date of the Offer, Merger Sub and Parent shall and shall cause the Company, the Surviving Corporation or any of their respective applicable subsidiaries, to the extent permitted by applicable Law, to:

•

indemnify and hold harmless, against any costs, fees or expenses (including reasonable attorney’s fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such indemnified person’s capacity as a director, officer, employee or agent of the Company or any of the Company’s subsidiaries or other affiliates (in each case as defined in the Merger Agreement) that occurred prior to or at the Effective Time or (ii) any of the Transactions (as defined in the Merger Agreement).

•

include and cause to be maintained in effect in the Company’s or the Surviving Corporation’s (or any successor’s), as the case may be, charter and bylaws for a period of six years after the closing of the Transactions, provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the Merger Agreement.

The Company will, at or prior to the closing of the Merger, purchase a six year “tail” prepaid policy on terms no less advantageous to the indemnified parties than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by the Company, and Parent and Merger Sub will cause the Surviving Corporation to maintain such policy in full force and effect for six years after the closing of the Merger. However, the amount paid for such policy will not exceed 300% of the amount per annum the Company paid in its last full fiscal year prior to the date of the Merger Agreement (the “Current Premium”) for its existing directors’ and officers’ insurance. If the aggregate premiums for such insurance would exceed 300% of the Current Premium, then the Surviving Corporation will obtain a policy with the greatest coverage available, with respect to matters occurring prior to the closing of the Transactions, for a cost not to exceed such amount.

Section 16 Matters

Pursuant to the Merger Agreement, prior to the Effective Time TherapeuticsMD will take all such steps as may be reasonably required to cause the disposition of the shares contemplated by the Merger Agreement, and any other dispositions of equity securities (including derivative securities) of TherapeuticsMD by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to TherapeuticsMD, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board.

The Board reviewed the terms and conditions of the Offer and the Merger with the assistance of the Company’s management and legal and financial advisors and, on May 27, 2022, the Board unanimously (1) adopted and approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (2) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (3) agreed that the Merger Agreement will be effected in accordance with Sections 92A.100, 92A.133 and 92A.200 of the NRS, and (4) recommended, by resolution, that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

Accordingly, for the reasons described in more detail below, the Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Merger Sub in the Offer.

In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described under “—Reasons for the Recommendation of the Board” below.

Background of the Transactions; Reasons for the Recommendation of the Board.

Background of the Transactions

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Board, members of Company management or the representatives of the Company and other parties. As further described below, effective on May 6, 2022, the Company effectuated a 1-for-50 reverse stock split. References to per share prices below refer to the per share price after giving effect to the reverse stock split and references to pre-reverse split prices below in parenthesis refer to the per share price without giving effect to the reverse stock split.

TherapeuticsMD, Inc. is a women’s healthcare company with a mission of creating and commercializing innovative products to support the lifespan of women from pregnancy prevention through menopause.

The Board, with the assistance of the Company’s senior management and the Company’s advisors, regularly reviews the Company’s business, operations, financial performance and strategic direction for the purpose of increasing stockholder value. As part of this on-going review, the Board considers the Company’s long-term strategies and plans, changes in the industry and markets in which the Company operates, economic and other market conditions, execution opportunities and risks, potential strategic alternatives, including business combination, acquisition, divestiture, partnership and collaboration opportunities and financial alternatives in light of developments in the Company’s business. As part of this process, Company management regularly engages in business development and strategic discussions with various participants in the biopharmaceutical industry.

Beginning with the approval by the U.S. Food and Drug Administration (the “FDA”) of the Company’s IMVEXXY® (estradiol vaginal inserts) product for the treatment of moderate-to-severe dyspareunia (vaginal pain associated with sexual activity), a symptom of vulvar and vaginal atrophy due to menopause, in May 2018, the Company began to transition from a drug development company to a company focused on commercialization of its FDA-approved products. Following the FDA approval of IMVEXXY, in August 2018 the FDA approved the Company’s ANNOVERA® (segesterone acetate and ethinyl estradiol vaginal system) product, the first and only patient-controlled, procedure-free, reversible prescription contraceptive option for women, which was licensed for commercialization in the U.S. pursuant to an exclusive license agreement with the Population Council, Inc. In October 2018 the FDA approved the Company’s BIJUVA® (estradiol and progesterone) capsules, hormone therapy combination of bio-identical 17ß-estradiol and bio-identical progesterone in a single, oral softgel capsule, for the treatment of moderate-to-severe vasomotor symptoms due to menopause in women with a uterus.

To help fund the commercialization of the Company’s FDA-approved products, on April 24, 2019, the Company entered into a Financing Agreement (the “Financing Agreement”) with Sixth Street Specialty Lending, Inc. (“Sixth Street”), which provided a $300 million first lien secured term loan credit facility to the Company that was available to the Company in three tranches: (i) $200 million was drawn by the Company upon entering into the Financing Agreement, approximately $81.7 million of which was used to repay all amounts outstanding under the Company’s prior credit agreement; (ii) $50 million was to become available to the Company upon the designation of ANNOVERA as a new category of birth control by the FDA on or prior to December 31, 2019 and satisfaction (or waiver) of other customary conditions precedent, which tranche was not made available to the Company; and (iii) $50 million was to be available to the Company upon the Company achieving $11 million in net revenues from the Company’s IMVEXXY, BIJUVA and ANNOVERA products for the fourth quarter of 2019 and satisfaction (or waiver) of other customary conditions precedent, which tranche was drawn in the first quarter of 2020.

The outbreak of the COVID-19 pandemic began to adversely affect the Company’s product revenues and results of operation during the second quarter of 2020, primarily due to the restrictions on the ability of the Company’s sales representatives to call upon health care practitioners.

On April 27, 2020, the Company received a loan pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), as administered by the U.S. Small Business Administration, in the principal amount of $6,477,094 (the “PPP Loan”). Although the Company believed, in good faith, that it qualified for the PPP Loan under then-available regulations, as a result of subsequent guidance, particularly with respect to publicly traded companies receiving funding under the CARES Act, the Company voluntarily returned the PPP Loan proceeds on May 14, 2020.

During the summer of 2020 as the COVID-19 pandemic continued, the Board determined to engage an investment banking firm to assist the Company in evaluating various strategic and business alternatives for the Company, primarily to address the need to raise incremental capital to support commercialization of the Company’s FDA-approved products.

On July 28, 2020, after interviewing various investment banks, the Company engaged Greenhill & Co., LLC (“Greenhill”) as financial advisor and DLA Piper LLP (US) (“DLA Piper”) as legal advisor to assist the Company in connection with such review. The Board selected Greenhill and DLA Piper due to, among other things, their extensive experience in the Company’s industry and their familiarity with the Company’s business and strategic objectives, including through their experience assisting the Company with various matters, and their qualifications and expertise in the matters that were to be considered by the Board.

On August 5, 2020, the Company entered into Amendment No. 5 to the Financing Agreement to adjust the covenant in the Financing Agreement regarding the Company’s achievement of minimum consolidated net revenue attributable to commercial sales of certain of the Company’s FDA-approved products to reflect the impact of COVID-19 on the Company’s business.

In September 2020, Greenhill, at the direction of the Board, initiated contact with five parties to discuss a possible private investment in the Company to provide capital to support commercialization of the Company’s FDA-approved products (the “Initial PIPE Process”).

Throughout September and October of 2020, a total of four parties signed confidentiality agreements with the Company to participate in the Initial PIPE Process. During September and October of 2020, members of the Company’s senior management and representatives of Greenhill held management meetings with three parties in the Initial PIPE Process. During such meetings, members of the Company’s senior management made presentations containing confidential information regarding the Company’s business and prospects and responded to questions. Following the management meetings, the Company received one preliminary term sheet on October 8, 2020 from a financial party (“PIPE Investor A”) with respect to a possible PIPE transaction, as well as a possible acquisition of the Company’s vitaCare Prescription Services business. During October and early November 2020, the Company, its advisors and PIPE Investor A engaged in negotiations regarding the potential terms of a PIPE investment, as well as a potential acquisition of vitaCare by PIPE Investor A.

On November 8, 2020, the Company entered into Amendment No. 6 to the Financing Agreement. The amendment temporarily lowered the minimum required cash balance under the Financing Agreement from $60.0 million to $45.0 million through December 31, 2020 to reflect the Company’s then-current liquidity.

On November 24, 2020, PIPE Investor A notified Greenhill that it was no longer interested in negotiating a potential PIPE transaction with the Company or an acquisition of vitaCare.

In November 2020, in connection with PIPE Investor A dropping out of the Initial PIPE Process, Greenhill and the Company initiated a second PIPE process (the “Second PIPE Process”) and a simultaneous process to sell the Company’s vitaCare Prescription Services business to provide the Company with capital to support commercialization of the Company’s FDA-approved products.

From November 2020 to February 2021, Greenhill initiated contact with 20 parties in connection with the Second PIPE Process, 10 of which signed confidentiality agreements with the Company. During this period, members of the Company’s senior management and representatives of Greenhill held management meetings with five parties in connection with the Second PIPE Process, none of whom submitted a preliminary term sheet.

The process to sell the Company’s vitaCare business was publicly announced on the Company’s earnings call for the third quarter of 2020. Greenhill initiated contact in November 2020 with 42 parties to gauge their interest in acquiring the vitaCare business. From November 2020 through January 2021, 24 parties entered into confidentiality agreements with the Company with respect to the potential vitaCare transaction. From November 2020 to February 2021, members of the Company’s senior management and representatives of Greenhill held management meetings with 15 potential acquirers of vitaCare. During December 2020 and January 2021, the Company received four non-binding indications of interest with respect to the potential transaction, including an indication of interest from a consortium that consisted of three financial parties (“Consortium A”). From

December 2020 through mid-April 2021, the Company negotiated with Consortium A regarding a potential acquisition of vitaCare. The negotiations terminated when the parties could not agree to a valuation of vitaCare or terms of the acquisition.

While the Second PIPE Process and the vitaCare sale process were ongoing, the Company addressed its liquidity through sales of Common Stock. On November 13, 2020, the Company raised approximately $31.7 million in an underwritten public offering of Common Stock, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. On November 27, 2020, the Company entered into a sales agreement with Cantor Fitzgerald & Co. pursuant to which the Company could offer and sell shares of Common Stock from time to time having an aggregate offering price of up to $50.0 million through “at the market offerings.” In January and February 2021, the Company offered and sold an aggregate of 28,600,689 shares of Common Stock pursuant to the November 2020 sales agreement at an average sale price of $1.75 per share, resulting in estimated net proceeds to the Company of approximately $48.1 million.

On January 13, 2021, the Company entered into Amendment No. 7 to the Financing Agreement. The amendment lowered the minimum consolidated net revenue requirements attributable to commercial sales of the Company’s FDA-approved products for the fiscal quarters ending March 31, 2021 and June 30, 2021.

On February 16, 2021, the Company raised approximately $97.1 million in an underwritten public offering of Common Stock, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, to address the Company’s liquidity.

In February 2021, Greenhill initiated contact with a party (“Financing Party A”) that had attended a management presentation in connection with the Initial PIPE Process to gauge their interest in refinancing the Company’s indebtedness with Sixth Street.

On March 1, 2021, the Company entered into Amendment No. 8 to the Financing Agreement. In connection with the amendment, the Company (i) repaid $15.0 million in principal under the Financing Agreement on such date, plus a 5.0% prepayment fee, (ii) agreed to repay an additional $35.0 million in principal by no later than March 31, 2021, plus a 5.0% prepayment fee, and (iii) agreed to make additional principal repayments as follows: (x) $5.0 million on each of March 31, 2022, June 30, 2022 and September 30, 2022; (y) $10.0 million on each of December 31, 2022 and March 31, 2023; and (z) $41.25 million on each of June 30, 2023, September 30, 2023, December 31, 2023 and March 31, 2024, plus certain prepayment fees. The amendment also reduced the minimum quarterly product net revenue requirements attributable to commercial sales of the Company’s FDA-approved products through the first quarter of 2024, increased certain prepayment fees, and included a framework for the Company’s potential disposition of its vitaCare business, which was then ongoing with the Consortium.

On March 3, 2021, the Company entered into a sales agreement with Cantor Fitzgerald & Co. pursuant to which the Company could offer and sell shares of Common Stock from time to time having an aggregate offering price of up to $100.0 million through “at the market offerings.” Through the first quarter of 2022, the Company had offered and sold an aggregate of 33,705,315 shares of Common Stock pursuant to the March 2021 sales agreement at an average sale price of $1.21 per share (on a pre-reverse split basis), resulting in estimated net proceeds to the Company of approximately $39.4 million.

On March 22, 2021, the Company received its first proposal from Financing Party A. In the following months, the Company and Financing Party A would continue to negotiate terms of a potential refinancing of the existing Sixth Street indebtedness.

In May 2021, Greenhill initiated contact with an additional 11 parties about a potential refinancing transaction. Throughout May and June of 2021, a total of eight parties, including Financing Party A, signed confidentiality agreements with the Company in connection with the proposed financing. During May 2021, members of the

Company’s senior management and representatives of Greenhill held management meetings with one party while continuing to negotiate with Financing Party A. The Company received a preliminary term sheet for a refinancing of the Company’s indebtedness with Sixth Street from the one additional party. While negotiations continued with Financing Party A, the other potential financing party withdrew from the process after delivering its preliminary term sheet, citing a low likelihood of successfully completing diligence and providing a binding term sheet. On June 16, 2021, Financing Party A notified Greenhill that it was no longer interested in negotiating a financing transaction with the Company.

In June 2021, Greenhill began exploring additional strategic alternatives for the Company, and transitioned from a single lender process to a comprehensive refinancing process that would include first lien debt, with the remainder of the capital the Company would need to refinance the Sixth Street indebtedness to be filled by junior capital or the proceeds of a vitaCare disposition. Greenhill initiated contact with 13 parties, including Financing Party A, about such a transaction. In June and July of 2021, a total of 11 parties engaged with the Company in connection with the proposed financing, including by signing customary confidentiality agreements for financing transactions with the Company if such parties had not already done so. Additionally, during this time members of the Company’s senior management and representatives of Greenhill held management meetings with four parties, three of whom, including Financing Party A, provided preliminary term sheets for a refinancing. Financing Party A was unwilling to provide the necessary first lien term loan in one tranche, while the other two parties (“Financing Party B” and “Financing Party C”) continued to a due diligence phase. The Company continued to negotiate with Financing Party B and Financing Party C regarding the potential refinancing over the coming months while simultaneously having discussions with three potential counterparties for a potential investment in vitaCare that would provide the additional capital necessary for Financing Party B or Financing Party C to refinance the Sixth Street indebtedness.

Effective as of July 29, 2021, the Company signed a new engagement letter with Greenhill to advise the Company with respect to various strategic and business alternatives for the Company.

On August 3, 2021, the Company appointed Mr. Hugh O’Dowd as the President of the Company.

On September 15, 2021, the Company received a deficiency letter from the staff of the Nasdaq Stock Market LLC notifying the Company that it was out of compliance with the minimum bid price requirement of $1.00 per share for continued listing of the Company’s Common Stock on the Nasdaq Global Select Market (“Nasdaq”), as set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Requirement”) due to the bid price of the Company’s Common Stock trading below $1.00 for 30 consecutive days. The Notice had no immediate effect on the listing of the Common Stock and, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company had 180 calendar days to regain compliance with the Minimum Bid Requirement.

On September 30, 2021, the Company and Mr. Edward Borkowski, the Executive Vice President, Operations of the Company, mutually agreed that Mr. Borkowski would separate from the Company, effective as of such date.

The discussions with three potential counterparties for a potential investment in vitaCare that began in summer 2021 did not yield a transaction, and in October 2021, Greenhill initiated discussions with 26 potential junior capital lenders about funding a $75.0 million convertible note for the Company that would provide the junior capital necessary for Financing Party B or Financing Party C to refinance the Sixth Street indebtedness. The Company did not receive any preliminary term sheets with respect to the transaction and was advised by a potential underwriter that a public convertible note was not be feasible due to the Company’s then-current share price.

On October 8, 2021, the Company engaged Locust Walk to act as the Company’s financial advisor with respect to the potential disposition of the Company’s vitaCare business. Shortly thereafter, the Company launched a formal process led by Locust Walk to divest vitaCare, which culminated in the execution on March 6, 2022 of a purchase agreement to divest vitaCare to GoodRx, Inc. for a cash payment of $150.0 million, subject to customary adjustments and holdbacks, and an additional $7.0 million in earn-out consideration, contingent upon vitaCare’s financial performance through 2023, which transaction closed on April 14, 2022.

On November 11, 2021, the Company announced that Mr. O’Dowd, then the President of the Company, would succeed Mr. Robert G. Finizio as the Company’s Chief Executive Officer on or before December 31, 2021, which succession occurred on December 14, 2021. Mr. O’Dowd also joined the Board on December 18, 2021. Also on November 11, 2021, the Company announced a cost savings initiative to reduce the Company’s sales, general and administrative expense by $40 million in 2022 and reduce the Company’s full-time employees by over 12%.

On November 30, 2021, the Company retained the law firm of Jones Day to provide restructuring advice.

On December 1, 2021, the Company had an initial conversation with a party (“Financing Party D”) that expressed interest in providing all of the necessary capital to refinance the Company’s existing indebtedness with Sixth Street and fund the Company’s growth. Financing Party D began to conduct business due diligence on the Company while negotiating the terms of a potential refinancing.

On December 10, 2021, the Company announced that it was in receipt of a complete response letter from the FDA, whereby the FDA determined it could not approve revisions to certain manufacturing testing limits for the ANNOVERA through the Supplemental New Drug Application (“sNDA”) previously filed by the Company. The sNDA was originally filed by the Company in August of 2021 to address manufacturing difficulties that ultimately resulted in challenges to the supply of ANNOVERA. The lack of FDA approval for the sNDA resulted in continued manufacturing issues for ANNOVERA that put continued pressure on the Company’s top-line growth.

On December 15, 2021, the Company notified Sixth Street that it would likely be in breach of the minimum liquidity covenant contained in the Financing Agreement in the first quarter of 2022, at which point Sixth Street indicated that they would not entertain further amendments to the Financing Agreement and encouraged the Company to begin a process to sell the Company as a means to address the pending default and potential acceleration of maturity of the Financing Agreement.

On December 23, 2021, the Board held a telephonic meeting, at which members of senior management and representatives of Greenhill, DLA Piper and Jones Day were present to discuss the Company’s pending default under the Financing Agreement. The Board considered three concurrent alternatives to address the Company’s liquidity given the pending default and the information that had been provided by Sixth Street: continuing the sale process for the Company’s vitaCare business, continuing the attempted refinancing of the Sixth Street indebtedness, and a sale of the Company. The Board considered that if the Company was unsuccessful in some or all of those processes, the Company would likely have to file for bankruptcy protection. At the meeting, the Board approved commencing a Company sale process and utilizing Greenhill to manage the process, while continuing the vitaCare sale process and refinancing process.

Beginning on January 7, 2022, at the direction of the Company’s Board, Greenhill initiated contact with 83 parties to gauge their interest in participating in a strategic process to acquire the Company. The parties contacted by Greenhill represented a broad spectrum of financial and strategic buyers. EW was first contacted by representatives of Greenhill on January 13, 2022 to inquire whether EW might be interested in acquiring all of the outstanding equity interests of the Company.

A total of 27 parties engaged in the process signed confidentiality agreements with the Company, including six potential strategic parties and 21 potential financial sponsors. All of the confidentiality agreements included a customary standstill provision for the benefit of the Company that permitted the counterparty and its affiliates to initiate private discussions with, and submit confidential private proposals to, the Company. Of the 27 parties that signed confidentiality agreements, four ultimately submitted non-binding indications of interest to acquire the Company – EW, “Bidder Party A,” “Bidder Party B” and “Bidder Party C.”

Beginning on January 10, 2022, at the direction of the Board, Greenhill provided bidders with a process letter, which summarized the procedures and timetable for providing a non-binding indication of interest. The process letter was distributed to the 15 potential bidders who indicated an interest in remaining in the process, including EW, Bidder Party A, Bidder Party B and Bidder Party C, and established February 4, 2022 as the deadline to submit a preliminary non-binding indication of interest.

Beginning on January 17, 2022, parties that had executed confidentiality agreements with the Company received access to a management presentation consistent with material that was previously reviewed with the Board. During January 2022, representatives of both Greenhill and Company management conducted meetings with eight potential bidders, including EW, Bidder Party A, Bidder Party B and Bidder Party C, to review the management presentation regarding the Company’s business and prospects and respond to questions regarding the materials provided. In connection with these discussions, members of the Company’s management were instructed not to have employment or compensation discussions with the bidders. The management meeting between certain members of the Company’s senior management, representatives of Greenhill and representatives of EW took place on January 27, 2022.

On January 27, 2022, the Company and an affiliate of EW entered into a confidentiality agreement with respect to a potential strategic transaction involving the Company, which confidentiality agreement included a customary standstill provision for the benefit of the Company that expires one year from the date of the confidentiality agreement and permitted EW and its affiliates to initiate private discussions with, and submit confidential private proposals to, the Company.

On February 4, February 7 and February 11, 2022, the Company received preliminary non-binding indications of interest from four parties (three strategic bidders (Bidder Party A, Bidder Party B and Bidder Party C) and one financial sponsor bidder (EW)) with respect to an acquisition of the Company. Each of the indications of interest was based on the assumption that the Company would divest its vitaCare business prior to the acquisition of the Company. These proposals ranged from a per share price of $22.50 ($0.45 pre-reverse split) at the high end to $12.00 ($0.24 pre-reverse split; implied share price as the bid was provided on an enterprise value basis) at the low end.

Pursuant to EW’s initial non-binding indication of interest, submitted on February 4, 2022, EW proposed to acquire 100% of the outstanding shares of the Company for a price of $18.00 ($0.36 pre-reverse split) in cash per share, which represented a premium of 38.4% to the February 3, 2022 closing price of $13.01. The proposal was submitted before EW had completed due diligence and was contingent on finalizing due diligence and engaging in a conversation with the Company, Sixth Street and the lenders (together with Sixth Street, the “Financing Agreement Counterparties”) party to the Financing Agreement, regarding terms and payment and the potential “roll-over” of the Financing Agreement. The offer also assumed the disposition of the Company’s vitaCare business prior to the acquisition of the Company.

Bidder Party A submitted its non-binding indication of interest on February 4, 2022, which was contingent on finalizing due diligence. Bidder Party A proposed to acquire 100% of the outstanding shares of the Company at an enterprise value of $300 million, representing an implied per share price of $12.00 ($0.24 pre-reverse split).

Bidder Party B submitted its non-binding indication of interest on February 7, 2022, which was contingent on finalizing due diligence. Bidder Party B proposed to acquire 100% of the outstanding shares of the Company for a price of $20.00-$22.50 ($0.40-$0.45 pre-reverse split) in cash per share plus contingent value rights based on reaching certain sales targets for the Company’s ANNOVERA product.

On February 8, 2022, the Company’s cash balance fell below $60.0 million, which represented an event of default under the Financing Agreement. The Company notified Sixth Street of the event of default on February 9, 2022, and Sixth Street subsequently provided the Company a notice on February 11, 2022 in which it reserved its rights under the Financing Agreement and imposed default interest on the Company.

On February 9, 2022, representatives of Greenhill asked EW to clarify aspects of its offer letter on a call, including with respect to the key due diligence workstreams required to get to a final bid, necessary manufacturing diligence and site visits, and EW’s debt refinancing plan. EW reiterated to Greenhill that its preference at the time was to leave in place the existing Sixth Street financing until the current term expired. EW asked for permission to speak with Sixth Street to gauge their willingness to rollover the existing Sixth Street financing. Greenhill advised EW that the whole-company sale process remained competitive and that EW should consider whether it could raise new debt financing to pay-off the current Financing Agreement. At that time, EW did not speak to Sixth Street because the Company did not yet grant permission for such conversation to occur.

Bidder Party C submitted its non-binding indication of interest on February 11, 2022, which was contingent on finalizing due diligence. Bidder Party C proposed to acquire 100% of the outstanding shares of the Company for a price of $17.00 ($0.34 pre-reverse split) in cash per share.

Beginning on February 17, 2022, the Company began granting bidders that had been selected to proceed to the second round of the Company’s whole company sale process access to a virtual data room containing materials in respect of the Company for purposes of each such party’s due diligence investigation.

On February 17, 2022, the Board held a telephonic meeting, at which members of senior management and representatives of Greenhill and DLA Piper, were present. At the meeting, representatives of Greenhill provided the Board with an update on the strategic process, including a summary of interactions with bidders and a review of the four preliminary indications of interest received.

Greenhill provided bidders with a second process letter that summarized the procedures and timetable for submitting a fully diligenced and financed final offer to acquire the Company. The process letter established March 18, 2022 as the deadline to submit a final offer and was distributed to four potential bidders –EW and Bidder Parties A, B and C.

Throughout late February and early March 2022, EW and the other potential bidders engaged in detailed financial and business due diligence with respect to the Company, including a series of due diligence calls with the Company and its representatives on finance, tax, legal, human resources, the vitaCare transaction process and the Financing Agreement matters.

On February 24, 2022, representatives of EW, Greenhill and the Company discussed issues pertaining to the Company’s manufacturing.

On February 28, 2022, representatives of EW, the Company and PricewaterhouseCoopers LLP (“PwC”) had a call to discuss certain finance and tax related issues pertaining to the Company. The same parties had calls on March 3, 2022 to discuss human resources issues, March 7, 2022 to discuss tax issues and March 15, 2022 to discuss additional finance issues.

On March 2, 2022, representatives of EW, the Company and Kirkland had a call to discuss legal due diligence items.

On March 5, 2022, the Board held a telephonic meeting, at which members of senior management and representatives of Locust Walk, Greenhill and DLA Piper, were present. At the meeting, representatives of Locust Walk and DLA reviewed the proposed terms under which the Company would sell all of the issued and outstanding capital stock of vitaCare (the “vitaCare Divestiture”) to GoodRx, Inc. (“GoodRx”) and representatives of Greenhill provided the Board with an update on the strategic process, including a summary of a proposed amendment to the Financing Agreement and a summary of terms proposed by Financing Party D.

On March 6, 2022, the Company publicly announced it had entered into a stock purchase agreement with GoodRx for the vitaCare Divestiture. Under the terms of the purchase agreement, upon closing the Company would receive a cash payment of $150.0 million, subject to adjustment as provided in the purchase agreement and customary holdbacks. In addition, the Company may receive up to an additional $7.0 million in earn-out consideration, contingent upon vitaCare’s financial performance through 2023.

On March 8, 2022, Greenhill notified EW and the other potential bidders who were part of the second phase of the process that the Company had extended the deadline for binding bids in the Company sale process from March 18, 2022 to April 1, 2022 to give bidders the necessary time to finalize due diligence.

On March 9, 2022, the Company entered into Amendment No. 9 to the Financing Agreement. Pursuant to the amendment, (i) the lenders waived various Company breaches of the Financing Agreement, including breaches of the $60.0 million minimum cash covenant and the minimum net revenue covenants for the fourth quarter of 2021, and removed the minimum net revenue covenant for the first quarter of 2022, (ii) the Company and the lenders agreed to reduced minimum cash covenants under the Financing Agreement, (iii) the lenders waived the existing $60.0 million prepayment penalty under the Financing Agreement and the Company agreed to a paid in kind amendment fee of $30.0 million, $16.0 million of which fee was waivable in certain conditions (which conditions were subsequently met), (iv) the maturity date of the Financing Agreement was amended to June 1, 2022, and (v) the Company agreed to pay to the lenders as a prepayment of the loans under the Financing Agreement the first $120.0 million of net proceeds from the vitaCare Divestiture and all net proceeds of the vitaCare Divestiture in excess of $135.0 million.

On March 10, 2022, the Company and Financing Party D signed a non-binding term sheet for a $150 million senior secured credit facility, the proceeds of which, together with the proceeds of a potential vitaCare divestiture, would be used to refinance the existing Sixth Street indebtedness. Following the execution of the non-binding term sheet, Financing Party D began to conduct legal and additional business due diligence on the Company.

On March 14, 2022, Mr. James C. D’Arecca, the Chief Financial Officer of the Company, notified the Company of his decision to resign from such position, effective as of April 1, 2022. The Company appointed Mr. Michael C. Donegan, the Vice President – Finance and Chief Accounting Officer of the Company, to serve as Interim Chief Financial Officer as of the effective date of Mr. D’Arecca’s resignation.

On March 15, 2022, the Company received a determination letter from the staff of the Nasdaq Stock Market LLC stating that the Company had not regained compliance with the Minimum Bid Requirement for continued listing of the Common Stock on the Nasdaq, because the closing bid price of the Common Stock had not been at least $1.00 per share for a minimum of ten consecutive trading days at any time during the 180-calendar day compliance period granted to the Company on September 15, 2021. The Company requested a hearing before the Nasdaq Hearings Panel to appeal the staff’s determination and present a plan to regain compliance with the Minimum Bid Requirement. If the Company had not requested a hearing, the Common Stock would have been delisted and removed from trading on Nasdaq. On April 14, 2022, members of Company management presented a plan to Nasdaq Hearings Panel to regain compliance with the Minimum Bid Requirement by conducting a 1-for-50 reverse stock split effective May 6, 2022. On April 20, 2022, the Nasdaq Hearings Panel approved the Company’s plan to regain compliance with the Minimum Bid Requirement by conducting the reverse stock split and on May 26, 2022 the Company regained compliance.

On March 16, 2022, Greenhill notified EW that EW would be permitted to speak with Sixth Street about a potential transaction under certain parameters set out by the Company.

On March 18, 2022, Greenhill provided the auction draft of the Merger Agreement to EW and Bidder Parties A, B and C. The auction draft included a Company termination fee (the “Termination Fee”) amount equal to 2.25% of the Company’s equity value, a “fiduciary out” that would permit the Board to negotiate with a third party that submits an unsolicited acquisition proposal, and to terminate the Merger Agreement to accept a superior proposal, after providing Parent with an opportunity to match such superior proposal and paying the Termination Fee and (iii) other customary transaction terms. The draft Merger Agreement set a threshold of 50% of the assets or stock of the Company that would need to be sold in order to constitute a superior proposal (the “Superior Proposal Threshold”). The auction draft provided for a two-step merger under Nevada law, for the purpose of allowing the transaction to close on an expedited timeline (assuming the minimum tender offer condition was met) compared to a one-step merger.

On March 18, 2022, EW had a call with representatives from Greenhill. Representatives of Greenhill informed EW that, due to logistical reasons with the Company’s contract manufacturers, manufacturing site visits would not be possible prior to the April 1st bid deadline.

Also on March 18, 2022, Bidder Party B notified Greenhill it was no longer pursuing a transaction with the Company, as its management had prioritized other strategic initiatives.

On March 23, 2022, EW, Greenhill and Sixth Street engaged in conversations surrounding the “roll-over” of the Financing Agreement.

Also on March 23, 2022, representatives of Kirkland and Ellis LLP (“Kirkland”), outside legal counsel to EW, and DLA Piper, held a call to discuss the structure of the proposed transaction as reflected in the auction draft of the Merger Agreement.

On March 31, 2022, Financing Party D indicated to Greenhill that it would take an additional six-to-eight weeks or longer for Financing Party D to finalize the due diligence and documentation necessary to provide the proposed financing, and expressed concerns about certain aspects of the proposed financing and the Company’s operations.

On April 1, 2022, EW submitted an additional non-binding indicative offer and a mark-up of the Merger Agreement. The offer price of $18.00 ($0.36 pre-reverse split) per share for 100% of the outstanding shares of the Company remained the same as EW’s original February 2022 offer. The offer was subject to completion of manufacturing due diligence. EW reiterated the importance of manufacturing diligence and the site visit to, among other things, understand (i) the extent to which EW could improve on manufacturing and supply chain capacity constraints of ANNOVERA, and (ii) the timeline and potential cost of building a new greenfield facility in the U.S. In addition, EW requested to continue conversations with Sixth Street regarding terms and payment, and the potential “roll-over,” of the Financing Agreement, which was scheduled to mature on June 1, 2022.

Bidder Party A did not submit a final bid on April 1, 2022 and indicated that it had concerns about its ability to turnaround the issues surrounding the manufacturing of ANNOVERA and wanted to make a site visit to the Sever Pharma facility in Sweden, which manufactures ANNOVERA. Bidder Party A was offered two dates in early April for a site visit, but did not make a visit at such time. Also on April 1, 2022, Bidder Party C notified Greenhill that it was no longer pursuing the acquisition of the Company, in part due to the issues surrounding the manufacturing of ANNOVERA.

Kirkland’s mark-up of the Merger Agreement submitted on April 1, 2022 included (i) a Termination Fee of 4% of the Company’s equity value, (ii) an acquisition financing construct that relied substantially on the ability to “roll-over” the Financing Agreement, and (iii) a Superior Proposal Threshold of 70%. EW was the only party to submit a mark-up of the Merger Agreement.

On April 5, 2022 representatives from EW conducted a manufacturing site visit to the Sever Pharma facility in Sweden.

On April 7, 2022, the Board held a telephonic meeting, at which members of senior management and representatives of Greenhill, DLA Piper and Jones Day were present. At the meeting, Greenhill provided updates to the Board with respect to the Company’s dual-track process, including the status of negotiations on the new term loan with Financing Party D and the fact that two bidders (EW and Bidder Party A) remained part of the Company sale process. The Board directed the Company’s management and advisors to continue working on both processes.

On April 12, 2022, Financing Party D informed Greenhill that it was not able to proceed with a refinancing because it required two additional business quarters to assess the Company’s top-line performance and how it translated to free cash flow. The delay in this refinancing would not meet the Company’s needs in light of the upcoming maturity of the Sixth Street indebtedness. The Company’s CEO notified the Board of Financing Party D’s decision on the same day.

On April 13, 2022, EW submitted a revised non-binding offer that contemplated an acquisition of the Company at a price per share of Common Stock of (i) $16.50 ($0.33 pre-reverse split) in cash, which represented a premium of 11.8% to the April 12, 2022 closing price of $14.77, and (ii) contingent value rights to receive $2.00 ($0.04 pre-reverse split) per share if the Company’s annual sales reached $126 million in 2022 and $6.50 ($0.13 pre-reverse split) per share if the Company’s annual sales reached $236 million in 2023, with EW funding all of the equity required to complete the transaction. The 2022 and 2023 annual sales amounts were reflective of the Company’s then-current forecasts. The offer was contingent on a commitment from Sixth Street to amend and extend the Financing Agreement to cover the surviving corporation’s post-acquisition financing needs. EW reduced the cash portion of its bid from $0.36 to $0.33 to reflect, among other things, EW’s revised understanding of the number of shares of Common Stock outstanding. EW indicated to Greenhill that it believed the contingent value rights could help potentially bridge the valuation gap given EW’s findings coming out of the manufacturing diligence and the Company’s continued cash burn.

On April 14, 2022, the Company completed the vitaCare Divestiture.

On April 15, 2022, representatives of Greenhill called EW to ask that EW pay upfront the first contingent value right, and therefore, increase the price to $18.50 per share ($0.37 pre-reverse split) (in lieu of the first contingent value right). Representatives of Greenhill indicated to EW that other parties were interested in the Company and that the process was still competitive but that EW was much further along on due diligence and documentation. Representatives of Greenhill indicated to EW that the Company was also working on refinancing its indebtedness concurrent to the company sales process. Representatives of Greenhill and EW agreed that further engagement and discussion with Sixth Street would be critical to make progress towards a potential transaction. EW subsequently verbally revised its non-binding offer to (i) $17.50 ($0.35 pre-reverse split) in cash per share, which represented a premium of 20.6% to the April 14, 2022 closing price of $14.51, and (ii) a contingent value right to receive $7.50 ($0.15 pre-reverse split) per share if the Company’s annual sales reached $236 million in 2023, and noted that the offer was pending further diligence, monitoring of the continued performance of the Company and the Company’s cash burn.

On April 18, 2022, EW and representatives of Greenhill held discussions with representatives from Sixth Street to discuss the circumstances in which Sixth Street would agree to extend the maturity date of the Financing Agreement beyond June 1, 2022 to permit the signing and closing of an acquisition of the Company by EW and to “roll-over” the Financing Agreement in connection with an acquisition.

On April 19, 2022, the Board held a telephonic meeting, at which members of senior management and representatives of Greenhill, DLA Piper and Jones Day were present. During the meeting, the representatives of Greenhill updated the Board on the status of negotiations with EW. In addition, representatives of DLA Piper provided the Board with an overview of the proposed acquisition structure and a summary of the terms of the draft Merger Agreement (the latest draft of which was distributed to the Board in advance of the meeting) and certain open items, which included the size of the Termination Fee the Company would have to pay in certain situations, including (i) in order to terminate the Merger Agreement to accept a superior proposal or (ii) for the Board to change its recommendation. Finally, the representatives of Greenhill discussed Financing Party D’s decision to cease diligence on a potential refinancing of the Company’s indebtedness with Sixth Street. During an executive session at the Board meeting, the Board met with representatives of G2 Capital Advisors (“G2”), whom the Board interviewed as an independent financial advisor to provide advice to the Board regarding a potential restructuring process. Given the pending maturity under the Financing Agreement and Financing Party D’s decision, the Board instructed Greenhill to re-approach potential financing parties who had previously been contacted, as well as to determine if there were any new potential financing parties that could be contacted. At the time, the Board considered that if the Company was unable to effectuate a refinancing or a sale of the Company, the Company would likely have to file for bankruptcy protection.

Following the April 19, 2022 Board meeting, and at the direction of the Board, Greenhill initiated contact with 23 potential financing parties who had previously executed confidentiality agreements with the Company and three new potential financing parties to gauge their interest in providing capital to the Company to refinance the Company’s Financing Agreement and fund the Company moving forward. All of these potential financing parties declined to move forward with providing capital to the Company.

On April 21, 2022, the Board held a telephonic meeting, at which members of senior management and representatives of Greenhill, DLA Piper and Jones Day were present. During the meeting, the representatives of Greenhill updated the Board on the status of negotiations with EW and the initial outreach to potential financing parties, and the Board and the other participants discussed the process surrounding a chapter 11 bankruptcy filing in the event that neither the company sale process nor the refinancing process is successful. During an executive session at the meeting, the Board approved the engagement of G2 as an independent financial advisor to provide advice to the Board regarding a potential restructuring process and G2 was retained on April 22, 2022.

On April 26, 2022, representatives of Greenhill, EW and Sixth Street held discussions regarding the Company’s projected cash position in the event the maturity date of the Financing Agreement was extended to support a transaction with EW. During these discussions, Sixth Street conditioned such extensions on the Company and EW entering into a definitive merger agreement by May 23, 2022 and EW launching a tender offer by May 24, 2022. Sixth Street indicated it would not extend the maturity of the Financing Agreement past June 30, 2022.

On April 26, 2022, representatives from Bidder Party A conducted a manufacturing site visit to the Sever Pharma facility in Sweden.

On May 1, 2022, EW and representatives of Greenhill, Kirkland and DLA Piper held a discussion on the process to reach a definitive agreement and launch a tender offer by the dates required by Sixth Street.

On May 4, 2022, EW, the Company, and representatives of Greenhill held a discussion to discuss the Company’s cash flow through July 31, 2022.

On May 6, 2022, EW submitted a revised, non-binding offer to acquire the Company at a price per share of (i) $14.50 ($0.29 pre-reverse split) in cash, which represented a premium of 67.9% to the May 5, 2022 closing price of $8.64 and 22.3% to the Company’s volume weighted average price for the 30-day period ended May 5, 2022, and (ii) contingent value rights to receive $4.00 ($0.08 pre-reverse split) per share if the Company’s annual sales reached $126 million in 2022 and $6.50 ($0.13 pre-reverse split) per share if the Company’s annual sales reached $236 million in 2023. EW’s offer was conditioned on entering into an exclusivity agreement with the Company. EW indicated that the net working capital dynamics the Company was experiencing created an additional funding need required to run the Company during the remainder of 2022 and 2023.

On May 6, 2022, the Board held a working session, at which members of senior management and representatives of Greenhill, G2 and DLA Piper were present. During the working session, the representatives of Greenhill reviewed for the Board the updated proposal received from EW and the status of negotiations with EW and Sixth Street. The representatives of Greenhill also discussed EW’s requirement to enter into exclusivity before proceeding with further negotiations. Coming out of the working session, the Board determined to have a meeting on May 8, 2022 to determine how to proceed with EW’s request for exclusivity.

Also on May 6, 2022, the Company effected a 1-for-50 reverse stock split of the Company’s issued and outstanding common stock to regain compliance with the Nasdaq Minimum Bid Requirement. As a result of the reverse stock split, every 50 Shares issued and outstanding as of the effective time of the split were converted into one Share and the number of authorized shares of Common Stock were reduced from 600,000,000 Shares to 12,000,000 Shares.

On May 8, 2022, the Board held a telephonic meeting, at which members of senior management and representatives of Greenhill, G2 and DLA Piper were present. During the meeting, the representatives of

Greenhill updated the Board on the status of negotiations with EW and the Board authorized entering into exclusivity with EW given that there were no other active bidders in the Company sale process, but instructed the Company’s management and advisors to retain the ability to continue the refinancing process.

Effective May 10, 2022, EW and the Company entered into an exclusivity agreement providing for exclusivity until 11:59 p.m. on May 23, 2022. The exclusivity agreement did not prohibit the Company from seeking alternative financing so long as such financing did not involve the sale of 50% or more of the assets or stock of the Company.

On May 11, 2022 representatives of Kirkland and DLA Piper held a call to discuss the features of the contingent value rights, including (i) whether such rights would be transferable or non-transferable and that, if non-transferable, the merger would be subject to “dissenters’ rights” under Nevada corporate law and (ii), if transferable, the contingent value rights would require registration under the Securities Act of 1933 which would likely delay the closing of a transaction to several months after June 30, 2022, the date that Sixth Street conditioned a potential transaction to close, leading to the conclusion that the contingent value rights would need to be non-transferable.

On May 12, 2022, DLA Piper submitted a revised draft of the Merger Agreement to Kirkland, which included, among other things, (i) the contingent value rights set forth in EW’s last offer letter, (ii) a Termination Fee equal to approximately 2.75% of the Company’s equity value, (iii) a Superior Proposal Threshold of 50%, and (iv) implementation of EW’s proposal to receive a Termination Fee in the event the Merger Agreement is terminated as a result of the closing of the merger not having occurred on or before the “outside date,” but only in the event that, at the time of such termination, Parent could have terminated the agreement due to a change of recommendation by the Board. Concurrently with delivery of the draft Merger Agreement, DLA Piper also distributed to Kirkland an initial draft of the disclosure schedules.

On May 12, 2022, EW communicated to Greenhill that the contingent value rights would need to be transferable, which would have likely required the merger to close in the third quarter of 2022, as it was not prepared to accept the risk of the dissenters’ rights that shareholders of the Company would have under Nevada law if the contingent value rights were not transferable.

On May 14, 2022, EW, Kirkland, Greenhill and DLA Piper had a call whereby EW reiterated that it would be willing to either (i) offer transferable contingent value rights, which would be required to be registered under the Securities Act of 1933, and changing the transaction structure to a one-step merger or (ii) not offer contingent value rights and proceed with a two-step tender offer under Nevada law in order to meet the timelines previously agreed upon when EW originally proposed contingent value rights, including the timelines agreed to with Sixth Street. The parties discussed the fact that further delay to the transaction given EW’s new condition regarding the registration of the contingent value rights, which condition had not been communicated as part of EW’s offer and was contrary to the timing contained in such offer, would result in greater risk that the Company would go into default under the Financing Agreement.

On May 16, 2022, EW verbally submitted a revised, non-binding offer to acquire the Company at a price per share of $14.50 ($0.29 pre-reverse split) in cash, which represented a premium of 372.3% to the May 13, 2022 (the last trading day prior to the submission of such revised offer) closing price of $3.07 and 139.1% to the Company’s volume weighted average price for the 30-day period ended on May 13, 2022. EW’s offer did not include contingent value rights as EW had decided it was not willing to accept the risk of dissenters’ rights from non-transferable contingent value rights and the Company was unable to agree to a transaction structure to accommodate registrable contingent value rights due to the fact that doing so would materially extend the proposed closing of the Transaction beyond the maturity of the Financing Agreement.

On the same day, after receipt of EW’s revised, non-binding offer to acquire the Company, Greenhill e-mailed Sixth Street with a request that Sixth Street extend the maturity of its debt, waive cash interest payments through maturity, and provide additional debt funding to the Company so that contingent value rights could be registered under the Securities Act of 1933 (and therefore included as consideration in an offer from EW). The next day, on May 17, 2022, Sixth Street denied this request. Therefore, the two-step tender offer structure without the contingent value rights that had originally been proposed by EW was the only manner in which to proceed with the transaction given the pending maturity of the Company’s indebtedness and lack of refinancing alternatives.

On May 18, 2022, Proskauer Rose LLP (“Proskauer”), outside legal counsel to Sixth Street, delivered a draft of Amendment No. 10 to the Financing Agreement which, among other things, included (i) the full payment of the Amendment No. 10 PIK fee at closing, and (ii) an extension of the maturity date of the Financing Agreement to June 30, 2022.

On May 19, 2022, EW submitted a revised, non-binding offer to acquire the Company at a price per share of $10.00 ($0.20 pre-reverse split) in cash, which represented a premium of 435% to the May 18, 2022 closing trading price and 93.3% to the Company’s volume weighted average price for the 30-day period ended on May 18, 2022. EW informed Greenhill that, from its standpoint, the decreased valuation was supported by many factors including the Company’s continued difficulties with respect to ANNOVERA manufacturing and the Company’s deteriorating liquidity situation. EW indicated in the offer several specific factors that contributed to the declined offer price, including with respect to, from EW’s viewpoint, (i) the difficult net working capital dynamics creating a larger than anticipated funding need; (ii) the increased volume of ANNOVERA rings being produced not tracking to the targets provided during the April site visits; (iii) the rejection rate with payors remaining high, and (iv) the Company’s continued significant expenditures in sales and marketing in order to maintain market share. The Company’s stock price had continued to decline from a $7.67 closing trading price on May 6, 2022 to a closing trading price of $2.27 on May 19, 2022. EW stated that its offer provided compelling and immediate value for the Company and its stockholders. Following receipt of EW’s revised offer, members of Company management met with EW to discuss EW’s purported rationale for the reduction in offer price, as Company management believed that such rationale was not supportable.

On the same day, Kirkland provided DLA Piper with comments on the draft Merger Agreement, which included, among other changes, (i) an “outside date” of July 31, 2022 to complete the transaction, which was approximately one month later than what Sixth Street’s draft Amendment No. 10 to the Financing Agreement contemplated, (ii) a Termination Fee of 3.875% of the Company’s equity value, (iii) a Superior Proposal Threshold of 50%, and (iv) limits on the Company’s ability to engage in any discussions with Sixth Street between signing and closing of the transaction in preparation for a potential chapter 11 filing in the event the Merger failed to close and the Company was unable to secure additional capital.

Also on May 19, 2022, Kirkland distributed an initial draft of the Equity Commitment Letter, which provided for the funding of the payments required to be made at closing by EW HealthCare Partners Fund 2, LP (“Fund II”) and Majorelle International s.a.r.l (“Majorelle”), on a several not joint basis. DLA Piper discussed with Kirkland having the Equity Commitment Letter backstop any monetary damages against Parent or Merger Sub to the extent Parent or Merger Sub willfully breached the Merger Agreement.

On May 19, 2022, following the receipt of the Merger Agreement comments and the revised offer from EW, the Board held a meeting, at which members of the Company’s senior management and representatives of Greenhill and DLA Piper were present, in order to discuss the revised offer.

On May 20, 2022, the Company received FDA approval of a sNDA for ANNOVERA. The sNDA included revisions to the release testing specification for ANNOVERA that the Company’s management believed would enhance the Company’s ability to scale and supply the amount of the product that could enter its supply-chain. Following the receipt of the FDA approval, the Company and Greenhill reinitiated conversations with Financing Party D to reassess whether they would be interested in providing the Company with financing in light of FDA’s approval of the ANNOVERA sNDA because Financing Party D had cited as a reason to withdraw from the process the Company’s ongoing manufacturing challenges that the Company believed the approval of the sNDA solved, in part. Financing Party D responded that they could not provide capital by the maturity date of the Company’s existing Financing Agreement and reiterated their prior feedback on requiring two additional business quarters to assess top-line performance and how it translated to free cash flow.

On May 21, 2022, Greenhill delivered a letter to EW requesting that EW increase the price of their final offer to at least $18.50 per share ($0.37 per share pre-reverse split) in light of revised revenues the Company believed would follow from the approval of the ANNOVERA sNDA. The letter also refuted EW’s rationale for its decreased valuation. In particular, the letter noted that (i) the Company was not experiencing a significant change in cost structure from the projections shared with EW and did not agree with EW’s described increased capital need, (ii) the volume of ANNOVERA rings produced was tracking on average to target, and that the FDA’s sNDA approval would lead to further increases in ANNOVERA rings available for sale, (iii) the Company’s contracts with payors remained in line with forecasts and had not materially changed since EW’s April 13th proposal, and (iv) the Company’s marketing spend was materially unchanged from estimates the Company provided on April 18th.

On May 21, 2022, DLA Piper provided Kirkland a revised draft of the Merger Agreement, which included, among other things, a Termination Fee of 3.0% of the Company’s equity value and a Superior Proposal Threshold of 50%.

On May 22, 2022, DLA Piper and Kirkland had a call to discuss the Equity Commitment Letter and the lack of recourse of the Company to an entity that with financial capability to pay any damages in the event Parent or Merger Sub willfully breached the Merger Agreement and the transaction did not close. Kirkland and DLA Piper discussed revising the Equity Commitment Letter to include a payment obligation of Fund II to the Company to pay any damages awarded to the Company in the event that the Company is awarded damages for a willful breach of the Merger Agreement by Parent or Merger Sub subject to a liability cap.

On May 22, 2022, Kirkland provided DLA Piper a draft of the Merger Agreement, which proposed a 3.5% Termination Fee, a 70% Superior Proposal Threshold, and limited the ability of the Company to prepare for a chapter 11 filing and discuss such filing with Sixth Street without first obtaining Parent’s consent.

On May 22, 2022, the Board held a meeting, at which members of the Company’s senior management and representatives of Greenhill, G2, DLA Piper and Jones Day were present. During the meeting, the representatives of Greenhill updated the Board on the status of negotiations with EW and the representatives of G2 updated the Board on preparations for a potential restructuring if the transaction did not proceed. The Board instructed management and the Company’s advisors to continue working towards achieving a sale transaction so that the Company would be able to avoid filing for bankruptcy protection.

On May 23, 2022, DLA Piper provided Kirkland with a revised draft of the Equity Commitment Letter, which provided that Fund II would be jointly and severally liable for Majorelle’s obligation to make the capital contribution in connection with closing the transaction.

On May 23, 2022, EW emailed Greenhill to confirm that EW’s offer remained unchanged at $10 per share and was EW’s best and final offer. EW indicated that it believed that the offer represented compelling and immediate value to the Company’s stockholders and that EW and its representatives were ready to move expeditiously towards the execution of a definitive transaction.

On May 24, 2022, Kirkland provided a revised draft of the Equity Commitment Letter to DLA Piper, which provided the obligation of Fund II and Majorelle would be several, not joint, and that in the event Parent is obligated to pay monetary damages for willful breach, Fund II would commit funds to Parent to pay such monetary damages up to a cap of 5.5% of the Company’s equity value. Later on May 24, 2022, DLA Piper provided a revised draft of the Equity Commitment Letter to Kirkland which provided that Fund II would be jointly and severally liable for Majorelle’s obligation to make the capital contribution in connection with closing the transaction and that in the event Parent is obligated to pay monetary damages for willful breach, Fund II would pay such amount directly to Parent up to the cap of 5.5% of the Company’s equity value.

On May 25, 2022, Kirkland provided DLA Piper with a revised draft of the Merger Agreement and disclosure schedules, which permitted the Company to prepare for a chapter 11 filing, provided that the fees and expenses of any such preparation did not exceed $300,000.

Between May 25, 2022 and May 27, 2022, representatives of DLA Piper and Kirkland negotiated the final terms of the Merger Agreement and Equity Commitment Letter. With respect to the Merger Agreement, such final terms included, among other things, (i) a Termination Fee of $3,250,000, (ii) a Superior Proposal Threshold of 60%, (iii) a liability cap for Parent of up to $5,110,000 for any willful breach of the Merger Agreement by Parent, and (iv) that the Company could engage in discussions with Sixth Street with respect to a chapter 11 filing, provided that the aggregate amount of legal fees for the Company’s bankruptcy advisors did not exceed $1,000,000 and the aggregate amount of fees reimbursable to Sixth Street’s advisors did not exceed $500,000. With respect to the Equity Commitment Letter, such final terms included (i) Fund II would be required to pay the Company for any monetary damages awarded to the Company against Parent or Merger Sub for any willful breach of the Merger Agreement up to a cap of $5,110,000 and (ii) that Fund II would provide 100% of the equity financing for the transaction.

On May 27, 2022, Proskauer delivered final drafts of Amendment No. 10 and Amendment No. 11 to the Financing Agreement. The final draft of Amendment No. 10 provided for, among other amendments, (i) the maturity date of the Financing Agreement was to be amended to July 13, 2022, (ii) the termination of the Merger Agreement was added as an event of default, and (iii) a paid in kind amendment fee of $1,780,000, which fee was to be added to the principal amount of the loans under the Financing Agreement and therefore payable by the Surviving Corporation under EW’s ownership following the closing of the Merger. Amendment No. 11 was to be conditioned on the consummation of the Merger, and contained amendments to the Financing Agreement that would be in place following the Merger.

On May 27, 2022, the Board held a meeting, at which members of the Company’s senior management and representatives of Greenhill, G2, DLA Piper and Jones Day were present, to consider the final proposal of EW. Representatives of DLA Piper reviewed the fiduciary duties of the Board in this context and the terms of the final proposed definitive transaction agreement with EW as compared to the terms previously reviewed with the Board. During the meeting, the Board discussed each of the previous proposals submitted by EW. Following additional discussion and consideration of the Merger Agreement and the offer from EW, the Merger and the other transactions contemplated by the Merger Agreement (including the factors described in “—Reasons for the Recommendation of the Board”), at the request of the Board, Greenhill then reviewed with the Board its financial analysis of the Offer Price and Merger Consideration provided for in the Merger Agreement and delivered to the Board its May 27, 2022, oral opinion, which was confirmed by delivery of a written opinion, dated May 27, 2022, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Greenhill in preparing the opinion, the Offer Price and Merger Consideration to be paid to the Company’s stockholders in the proposed Transaction was fair, from a financial point of view, to such stockholders, as more fully described below in the section “Opinion of the Company’s Financial Advisor” beginning on page 33 of this Schedule 14D-9. After receipt of Greenhill’s oral opinion, the Board unanimously (i) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, to be in the best interests of the Company and its stockholders, (iii) agreed that Merger Agreement would be effected under Section 92A.133 of the NRS, and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their shares to Merger Sub pursuant to the Offer.

On the evening of May 27, 2022, following the Board meeting, at which the Board had unanimously approved the proposed transaction with EW, (i) the Company, Parent and Merger Sub executed the Merger Agreement (ii) the Company, certain of the Company’s subsidiaries, and the Financing Agreement Counterparties entered into Amendment No. 10 and Amendment No. 11 to the Financing Agreement, and (iii) Fund II and Parent entered into the Equity Commitment Letter.

On May 31, 2022, before the opening of trading on Nasdaq, the Company and EW issued a joint press release announcing the transaction.

The Offer was commenced by Merger Sub on June 6, 2022 and the Schedule TO was filed on the same day.

Reasons for the Recommendation of the Board

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the Board consulted with the Company’s management and legal and financial advisors. In the course of reaching its determination that the terms of the Offer and the Merger are advisable and in the best interests of the Company and its stockholders and to recommend that holders of Shares accept the Offer and tender their Shares in the Offer, the Board reviewed, evaluated and considered a significant amount of information and numerous factors and benefits of the Offer and the Merger, each of which the Board believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below, the Board unanimously recommends that the Company’s stockholders tender their Shares in response to the Offer:

Value Enhancing Alternatives. The Board reviewed the possible alternatives to the Offer and Merger, including the potential sale of the Company to other parties. The Board gave due and proper consideration to alternative means of creating stockholder value, as well as the risks and uncertainties that were associated with these potential alternatives. The Board reviewed, together with representatives of Greenhill and G2, the lack of potential alternatives to the Transactions, including the lack of funding for the execution of senior management’s standalone business plan, which threatened the Company’s potential to remain an independent public company. In determining the value add of the Merger, the Board also considered the impact the transaction would have on its employees, customers, and related communities; they delved into how these critical groups would be affected, and the potential impacts this could have on the Company as well.

Business and Financial Condition. The Board considered the Company’s historical and projected business, industry, markets, financial performance and condition and its prospects, including the risks and uncertainties thereto noted below.

Risks and Uncertainties. The Board considered, among other factors, that the Company’s business and that its stockholders would continue to be subject to substantial risks and uncertainties if the Company attempted to remain an independent public company, including:

•	that the Company’s level of indebtedness and its dependence on additional financing to fund operations raise substantial doubt about the Company’s ability to continue as a going concern;

•	the lack of alternative sources of debt or equity financing identified in the extensive processes conducted by Greenhill;

•

that Sixth Street had required the Company to commence preparations to file for protection under chapter 11 of the U.S. Bankruptcy Code (“Chapter 11”) and to continue such preparations during the period in which the Offer is open, which requires the Company to extend additional capital both for its advisors as well as those of Sixth Street;

•	that absent the successful closing of this Transaction, the Company would likely be required to file for protection under Chapter 11 and that the Company’s stockholders would likely not;

•

that the Company has previously required amendments and waivers to the Financing Agreement, which were necessitated by the Company’s inability (or anticipated inability) to meet certain financial covenants (the “Prior Waivers”), and absent the Prior Waivers, the Company would have been in default under the Financing Agreement and would not have had sufficient liquidity to repay the indebtedness outstanding under the Financing Agreement or operate its business;

•	that Sixth Street had communicated to the Company that it would not agree to waive any further covenant defaults unless the Company executed a definitive agreement to be acquired, and then would provide a waiver for only the time period necessary to close such transaction and would not provide additional loans required to fund the Company’s operations;

•

that the Company’s financial condition and results of operation were adversely affected by the COVID-19 pandemic, and that disruptions to the Company’s business as a result of COVID-19 could continue to result in an adverse effect on the Company’s business, results of operations, financial condition and prospects in the near-term and beyond 2022;

•

that commercializing and growing the Company’s FDA-approved products requires long-term and strategic investments, and the significant risks that these products will not be successful or realize favorable returns;

•	the uncertainty of whether future trading values would reach the Offer Price as compared to the certainty of realizing a compelling value for Shares in the Merger; and

•	the risks set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

The Financing Processes. The Board considered the process conducted by the Company, with the assistance of representatives of Greenhill, to identify potential financing sources to refinance the indebtedness under the Financing Agreement and provide working capital for the Company, including:

•

that representatives of the Company, including through Greenhill, had contact with 23 potential financing sources in the PIPE Process, 14 potential financing sources in the May 2021 and June 2021 refinancing processes and 24 potential junior capital lenders in October 2021 regarding their potential interest in financing the Company and that none of such financing sources were willing to provide financing for the Company; and

•	the inability of the Company to access the equity capital markets due to the current market price of the Common Stock.

The Sale Process. The Board considered the process conducted by the Company, with the assistance of representatives of Greenhill, to identify potential buyers, their financial capability to pursue a transaction with the Company, and their ability to move quickly and efficiently in a process, including:

•

that representatives of the Company, including through Greenhill, had contact with 83 potential strategic acquirers regarding their potential interest in acquiring the Company and that 27 of the 83 expressed an interest in such discussions and entered into confidentiality agreements with the Company and were granted further access to the Company;

•

that of the 27 potential strategic acquirers that engaged in discussion regarding a potential acquisition of the Company, only one, EW, made a final offer to acquire the Company and that the Company would risk losing or potentially further devaluing the opportunity with EW in the event the Company sought to continue discussions with such third parties or pursue discussions with additional third parties prior to entry into the Merger Agreement; and

•

the adequacy and results of the Company’s process of exploring strategic alternatives and the Board’s belief that the Offer Price of $10.00 per share represents the highest price reasonably obtainable.

Greenhill’s Opinion and Related Financial Presentation. The May 27, 2022, oral opinion of Greenhill delivered to the Board, which was confirmed by delivery of a written opinion, dated May 27, 2022, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Greenhill in preparing its opinion, the Offer Price and Merger Consideration to be paid to the Company’s stockholders in the proposed Transactions was fair, from a financial point of view, to such stockholders, as more fully described below in the section “Opinion of the Company’s

Financial Advisor” beginning on page 33 of this Schedule 14D-9. The full text of the written opinion of Greenhill, dated May 27, 2022, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Greenhill in preparing its opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference.

Market Conditions. The Board relied both on external opinions, including Greenhill’s, and also conducted their own research on what the current trends were in the market; they looked at the current industry, economic and market conditions in which the Company competes in, to determine how that would affect the Company’s future prospects.

Negotiation Process. The Board considered the fact that the terms of the Merger Agreement were the result of robust arm’s-length negotiations conducted by the Company, with the knowledge and at the direction of the Board, and with the assistance of independent financial advisors and outside legal counsel.

Certainty of Consideration. The Board considered that the all-cash nature of the consideration to be paid in the Merger allows Company stockholders to realize immediate and certain premium cash value and liquidity, while avoiding the significant future risks and uncertainties for the Company and the markets generally.

Conditions to the Consummation of the Offer and Merger; Likelihood of Completion. The Board considered the likelihood of completing the Offer and the Merger including (1) the perceived likelihood of consummating the Transactions due to Parent’s lack of a financing condition and delivery of adequate financial commitments, (2) the heightened possibility of effectuating the Transaction due to Parent’s performance of extensive due diligence, and (3) the exceptions contained within the “Company Material Adverse Effect” definition, which generally defines the standard for closing risk. In addition, the Board considered the structure of the transaction as a two-step transaction, which potentially enables the Company’s stockholders to receive the Offer Price pursuant to the offer in a relatively short time frame, followed promptly by the Merger in which the Company’s stockholders who do not tender in the Offer will receive the same price per share as is paid in the Offer, and that such relatively short timeframe would be expected to reduce the uncertainty and potential disruption to the Company’s business pending the consummation of the Transactions.

Other Terms of the Merger Agreement. The Board considered other provisions of the Merger Agreement, including (1) the agreed exclusions of certain events and conditions from the definition of “Company Material Adverse Effect,” (2) the scope of the representations, warranties and covenants being made by Parent; (3) the fact that the Merger Agreement does not prohibit specific performance in certain conditions as a remedy available to the Company; (4) the Company’s ability to respond to unsolicited acquisition proposals prior to the adoption of the Merger Agreement by the Company’s stockholders if the Board determines in good faith that such proposal either constitutes a Superior Proposal (as defined in the Merger Agreement) or is reasonably likely to result in a Superior Proposal, subject to certain notice requirements in favor of Parent; and (5) the ability of the Company to terminate the Merger Agreement to accept a Superior Proposal, subject to Parent’s ability to match such Superior Proposal and subject to paying Parent a termination fee of approximately $3,250,000 and the other conditions of the Merger Agreement.

Control Premium. Additionally, the Board considered the fact that no stockholder will receive a control premium and that all stockholders will be paid the same Merger Consideration.

In the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement, including, but not limited to, the following:

•

the fact that the Merger Consideration will be paid in cash, such that holders of Shares will not have an opportunity to participate in any future earnings or growth of the Surviving Corporation following the Merger;

•	the possibility that the Merger might not be completed as a result of, among other reasons, the failure of the Company’s stockholders to tender Shares to reach the Minimum Condition (as defined in the

Merger Agreement), the failure to secure required governmental approvals, the occurrence of a Material Adverse Effect during the period between signing and closing, and the effect a termination of the Merger Agreement may have on the trading price of the Company’s common stock, its business, operating results and prospects, which effect is likely to be exacerbated the longer the time period is between the signing and any termination of the Merger Agreement;

•

the restrictions imposed by the Merger Agreement on the conduct of the Company’s business prior to completion of the Merger, requiring the Company to conduct its business only in the ordinary course and imposing additional specific restrictions, may delay, limit or prevent the Company from undertaking business opportunities that may arise during that period, which effect is likely to be exacerbated the longer the time period is between the signing and any termination of the Merger Agreement;

•

the possible effects of the pendency (or termination) of the Merger Agreement on the Company’s business, operating results, prospects, employees, customers, distributors and suppliers, which effects are likely to be exacerbated the longer the time period between the signing and any termination of the Merger Agreement;

•

the Company cannot solicit other acquisition proposals and must pay to Parent a termination fee of approximately $3,250,000 if the Merger Agreement is terminated under certain circumstances, including if the Company exercises its right to enter into a transaction that constitutes a Superior Proposal, which may deter others from proposing an alternative transaction that may be more advantageous to the Company’s stockholders;

•	the receipt of the Merger Consideration will generally be taxable to stockholders of the Company; and

•

the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Merger, that may be different from or in addition to those of other stockholders, as more fully described under the heading “—Arrangements with the Company’s Executive Officers and Directors.”

The foregoing discussion of the information and factors considered by the Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Board. In view of the wide variety of reasons and factors considered, the Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

The foregoing discussion of the reasoning of the Board and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors discussed in Item 8 under the section titled “—Forward-Looking Statements.” For the reasons described above, and in light of other factors that the Board believed were appropriate to consider, the Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and unanimously recommends that the Company’s stockholders tender their Shares to Merger Sub pursuant to the Offer.

Opinion of the Company’s Financial Advisor.

The Company retained Greenhill to, among other things, act as its financial advisor in connection with the Transaction. At the May 27, 2022, meeting of the Company’s Board of Directors held to evaluate the Transaction, Greenhill rendered an oral opinion, confirmed by delivery of a written opinion dated May 27, 2022, to the effect that, as of such date and subject to and based on the various assumptions made, procedures followed, matters considered and qualifications and limitations of the review set forth therein, the consideration of $10.00 per share (the “Consideration”) to be received by the holders of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders other than Parent and its affiliates.

The full text of Greenhill’s written opinion, dated May 27, 2022, which discusses, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken by Greenhill in rendering its opinion, is attached as Annex A hereto and is incorporated herein by reference. The summary of Greenhill’s opinion in this proxy statement is qualified in its entirety by reference to the full text of the opinion. You are urged to read Greenhill’s opinion carefully and in its entirety. Greenhill delivered its opinion to the Company’s Board of Directors for the information of the Company’s Board of Directors (in its capacity as such) in connection with and for purposes of the Board of Directors’ evaluation of the Consideration from a financial point of view and did not express any opinion as to any other terms, aspects or implications of the Transaction or related transactions. Greenhill was not requested to opine as to, and its opinion did not in any manner address, the underlying business decision to enter into the merger agreement or proceed with or effect the Transaction, or unless specifically referenced in its opinion, the relative merits of the Transaction as compared to other potential strategies or transactions that may be available to the Company. Greenhill’s opinion is not and did not constitute a recommendation to the members of the Board of Directors as to whether they should approve the Transaction or the Merger Agreement or take any other action in connection therewith, nor did it constitute a recommendation as to whether any stockholder of the Company should tender shares of Common Stock into the Tender Offer or otherwise act with respect to the Transactions.

For purposes of its opinion, Greenhill, among other things:

•	reviewed the draft dated May 26, 2022 of the Merger Agreement and certain related documents;

•	reviewed certain publicly available financial statements of the Company;

•	reviewed certain other publicly available business and financial information relating to the Company;

•

reviewed certain information, including financial forecasts (the “Company Forecasts”) and liquidity projections prepared by the management of the Company (such liquidity projections, together with the Company Forecasts, the “Forecasts”), in each case that the Company directed Greenhill to utilize for purposes of its analysis;

•	discussed the past and present operations and financial condition and the prospects of the Company with senior executives of the Company;

•	reviewed the historical market prices and trading activity for the Company’s Common Stock;

•	analyzed various market multiples of select publicly traded companies Greenhill determined to be comparable to the Company;

•

participated in discussions and negotiations among representatives of the Company and its principal lender and legal and financial advisors and representatives of Parent and its legal and financial advisors; and

•	performed such other analyses and considered such other factors as Greenhill deemed appropriate.

For purposes of its opinion, Greenhill also assumed and relied upon, without independent verification or expressing any views with respect to, the following facts relating to the Company’s liquidity and strategic options as of the date of its opinion, based on Greenhill’s discussions with the Company’s management, other advisors and the Company’s principal lender:

•

the Company’s consolidated financial statements and the Company Forecasts were prepared assuming that it would continue as a going concern; Greenhill understood based on discussions with management of the Company and short-term liquidity projections prepared by management of the Company, that

Company Forecasts for any period beyond the first half of fiscal 2022 cannot be relied upon because they cannot be achieved under current circumstances;

•

the Company was experiencing recurring losses from operations and there were no assurances that the Company would be able to raise its revenues or reduce its operating expenses to a level which would support profitable operations and provide sufficient funds to pay its obligations;

•

the Company’s Financing Agreement, dated as of April 24, 2019, as amended (the “Financing Agreement”), will mature on June 1, 2022, and absent a capital infusion, there is substantial doubt about the Company’s ability to continue as a going concern;

•	the Company’s lenders have informed the Company that if the Transaction is not consummated, the Company will need to file for chapter 11 protection;

•

the Company is not currently able to, and does not expect to be able to, access any sources of equity or debt financing on terms acceptable to the Company to fund its liquidity requirements, including satisfying its obligations under the Financing Agreement at maturity on June 1, 2022;

•	considering the foregoing, there is substantial doubt the Company would be able to achieve the Company Forecasts;

•	the liquidity position of the Company, its continuing losses and business prospects, would likely result in a voluntary or involuntary bankruptcy, restructuring or liquidation of the Company; and

•	Company management indicated that a liquidation would likely result in the Common Stock receiving a value that is less than the Consideration.

In connection with its opinion, Greenhill also considered the fact that the Company’s Board of Directors asked Greenhill to solicit indications of interest from various third parties regarding a potential strategic corporate transaction with the Company (the “Strategic Process”) as well as potential debt or equity financing transactions with the Company (the “Financing Process”) and in connection therewith (i) 83 potential purchasers, strategic and financial, were contacted by Greenhill as part of the Strategic Process, resulting in only four non-binding preliminary indications of interest and only one definitive proposal (i.e., the Transaction), and (ii) 55 potential financing sources were contacted by Greenhill in connection with Financing Process, and no definitive financing offers were received.

In arriving at its opinion, Greenhill assumed and relied upon, without independent verification, the accuracy and completeness of the information and data publicly available, supplied or otherwise made available to, or reviewed by or discussed with, Greenhill. With respect to the Forecasts, Greenhill assumed that they were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of the Company, and Greenhill relied upon the Forecasts in arriving at its opinion. Greenhill expressed no opinion with respect to the Forecasts or the assumptions upon which they were based. Greenhill did not make any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor was it furnished with any such evaluation or appraisal. As Greenhill discussed with the Board of Directors, Greenhill did not perform certain analyses that Greenhill would customarily prepare for the Company in connection with a fairness opinion because such analyses are not meaningful as a result of the circumstances of the Company described above. In connection with its opinion, Greenhill performed a limited comparable companies’ analysis. However, notwithstanding the fact that results of such analysis were supportive of Greenhill’s conclusion, because such an analysis is based on the Company’s future earnings forecast, and it was Greenhill’s understanding that absent a transaction, the Company was unlikely to be able continue as a going concern through the end of calendar 2022, Greenhill did not rely on such analysis as the sole factor in reaching its opinion. Greenhill assumed that (i) the representations and warranties of all parties to the merger were true and correct in all respects material to Greenhill’s analysis, (ii) each party to the merger agreement would fully and timely perform all of the covenants and agreements required to be performed by such party in all respects material to Greenhill’s analysis, and (iii) the Transaction would be consummated in accordance with the terms set forth in the final, executed merger agreement, which Greenhill further assumed would be identical in all material respects to the latest draft thereof reviewed by Greenhill prior to rendering its opinion, and without waiver or modification of any terms or conditions the effect of which would be in any way meaningful to Greenhill’s analysis. Greenhill further assumed that all governmental, regulatory and other consents and approvals necessary for the consummation of the Transaction would be obtained without any effect on the Company or the Transaction in any way meaningful to our analysis. Greenhill is not legal, regulatory, accounting or tax experts and relied on the assessments made by the Company and the Parent and their respective advisors with respect to such issues. Greenhill’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date if its opinion. It should be understood that subsequent developments may affect Greenhill’s opinion, and Greenhill does not have any obligation to update, revise, or reaffirm its opinion.

Greenhill’s opinion is addressed to the Company’s Board of Directors and was rendered to the Board of Directors (in its capacity as such) in connection with the Board of Directors’ consideration of the Transaction. Greenhill’s opinion addresses only the fairness from a financial point of view to the holders of shares of Company Common Stock (other than Parent and its affiliates), as of the date of such opinion, of the Consideration to be received by such holders pursuant to the merger agreement. Greenhill did not express any view or opinion as to any other terms or aspect of the merger agreement or the Transaction or any agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transaction, including as to the fairness of the Transaction to, or any consideration to be received in connection with the Transaction, by holders of any other class of securities, any creditors or any other constituencies of the Company. Greenhill also did not express any view or opinion as to the impact of the Transaction on the solvency or the viability of the Company or Parent or their ability to pay their respective obligations when they come due. Greenhill expressed no view or opinion with respect to the amount or nature of any compensation to any officers, directors or employees of the Company, or any class of such persons relative to the Consideration to be received by the holders of the Common Stock in the Transaction or with respect to the fairness of any such compensation. Greenhill also expressed no view or opinion regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, executive compensation or other similar professional advice and Greenhill assumed that opinions, counsel and interpretations regarding such matters had been or would be obtained from the appropriate professional sources. Greenhill did not estimate, and did not express any opinion regarding, the liquidation value of the Company. Greenhill’s opinion was approved by Greenhill’s fairness committee. Greenhill’s opinion was not intended to be and did not constitute a recommendation to the members of the Board of Directors as to whether they should approve the Transaction or the merger agreement or take any other action in connection therewith, nor did it constitute a recommendation as to whether any stockholder of the Company should tender shares of Common Stock in the Offer or otherwise act with respect to the Transaction.

Summary of Greenhill’s Financial Analysis.

The following is a summary of the material financial and comparative analyses contained in the presentation that was made by Greenhill to the Company’s Board of Directors in connection with rendering its opinion described above. The following summary, however, does not purport to be a complete description of the analyses performed by Greenhill, nor does the order of analyses described represent relative importance or weight given to those analyses by Greenhill. Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand the financial analyses performed by Greenhill, the tables must be read together with the full text of each summary and are not alone a complete description of Greenhill’s financial analyses. Considering the data set forth in the tables below without considering the narrative description of the financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of Greenhill’s financial analysis.

Selected Comparable Company Analysis

Greenhill performed a comparable company analysis which compared selected financial information and multiples for the Company to corresponding data for publicly traded companies selected by Greenhill. Greenhill’s analysis included the following publicly-traded companies (“Selected Companies”):

Women’s Health Companies:

•	Agile Therapeutics, Inc.;

•	Daré Bioscience, Inc.;

•	Evofem Biosciences, Inc.;

•	Myovant Sciences Ltd.;

•	ObsEva SA; and

•	Radius Health, Inc.

Other US Specialty Pharma Companies:

•	ANI Pharmaceuticals, Inc.;

•	OptiNose, Inc.; and

•	SCYNEXIS, Inc.

Although none of the Selected Companies is directly comparable to the Company, Greenhill selected each of the above-listed companies because, among other reasons, they are publicly-traded companies with operations or businesses in related sectors or for purposes of analysis may be considered similar or reasonably similar to the operations of the Company. However, because of the inherent differences between the business, operations and prospects of the Company and those of the Selected Companies, Greenhill believed that it was inappropriate to, and therefore did not, rely solely on the numerical results of the Selected Company analysis. Accordingly, Greenhill also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Company and the Selected Companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to (i) the therapeutic areas of focus, (ii) the growth profile, (iii) the capitalization / debt profile and (iv) the scale of the company and prospects for future profitability levels . Greenhill’s analysis was based on publicly available data and information for the Selected Companies, including information published by FactSet Research Systems Inc. (“FactSet”) and public filings, and the Forecasts, as of May 27, 2022.

For each of the Selected Companies, Greenhill reviewed the ratio of enterprise value (which we refer to in this section of the proxy statement as “EV”) which was calculated for each Selected Company by multiplying the number of fully diluted outstanding shares of that company as reported in its most recent public filings by the company’s common stock closing share price on May 26, 2022, plus the book value of debt, plus minority interest, less cash and cash equivalents, less investments in unconsolidated affiliates, as a multiple of estimated fiscal year 2022 revenue. The results of such review are set forth below:

	Company	EV / FY2022E Revenues
Women’s Health Companies:
	Agile Therapeutics, Inc.	2.11x
	Daré Bioscience, Inc.	4.59x
	Evofem Biosciences, Inc.	2.34x
	Myovant Sciences Ltd.	2.63x
	ObsEva SA	18.42x
	Radius Health, Inc.	2.38x
	MedianWomen’s Health Companies	2.51x
Other US Specialty Pharma Companies
	ANI Pharmaceuticals, Inc.	2.55x
	OptiNose, Inc.	2.26x
	SCYNEXIS, Inc.	9.43x
	Median Other US Specialty Pharma Companies	2.55x
Median All Selected Companies		2.55x

The median multiples exclude the Company.

From this analysis, based on its professional judgment and experience, Greenhill selected an EV/FY2022E Revenue range of 0.75x to 2.00x as most meaningful for its analysis and applied such range of multiples to the forecast revenue of $134 million for fiscal 2022 set forth in the Company Forecasts and revenue of $120 million for fiscal year 2022 forecast by the sole Wall Street analyst covering the Company. Greenhill selected a range that was below the median and low ranges of the Selected Companies in the exercise of its professional judgment in view of the Company’s financial circumstances described above, taking into account the fact that the Company Forecasts for periods beyond the first half of fiscal 2022 could not be relied upon because they could not be achieved under then-current circumstances. The Company’s current EV/2022E trading multiple as of the date of Greenhill’s analysis, and based on the Company Forecasts, was considered when determining this range. Greenhill made adjustments to this selected EV reference range to arrive at an implied per share reference range. These adjustments included assuming the addition of net debt of $78 million as of July 13, 2022, together with assuming outstanding common shares of 8.8 million and additional dilutive securities of 0.5 million. This resulted in a range of implied per share price for the Company of $1.50 to $20.00, based on the Company Forecast, and $0.50 to $16.50, based on the Wall Street analyst forecast. Greenhill compared these ranges to the Consideration, taking into account the Company’s circumstances described above.

Other

For the information of the Board of Directors and for reference purposes only, Greenhill observed that the most recent publicly available price target for the Company’s Common Stock, published on May 16, 2022, by the sole Wall Street research analyst that covers the Company was $1.00 per share.

General

The summary set forth above does not purport to be a complete description of the analyses performed by Greenhill, but simply describes, in summary form, the material analyses that Greenhill conducted in connection with rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Greenhill did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor, considered in isolation, supported or failed to support its opinion. Rather, Greenhill considered the totality of the factors and analyses performed in determining its opinion. Accordingly, Greenhill believes that the summary set forth above and its analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. Greenhill based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. Analyses based on forecasts or projections of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties or their advisors. Accordingly, Greenhill’s analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated or implied. Moreover, Greenhill’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. In addition, no company used in Greenhill’s analysis as a comparison is directly comparable to the Company. Because these analyses are inherently subject to uncertainty, being based on numerous factors or events beyond the control of the parties or their respective advisors, none of the Company or Greenhill or any other person assumes responsibility if future results are materially different from those forecasts or projections.

The merger consideration payable pursuant to the merger agreement was determined through arms’ length negotiations between the Company and Parent and was approved by the Board of Directors. Greenhill provided advice to the Company during these negotiations. Greenhill did not, however, recommend any specific amount of consideration to the Company or the Board of Directors or that any specific amount of consideration constituted the only appropriate consideration for the merger.

Greenhill has acted as financial advisor to the Company in connection with the Transaction. Except in connection with Greenhill’s engagement as financial advisor to the Company in connection with the Strategic Process and the Financing Process, during the two years preceding the date of its opinion Greenhill had not been engaged by, performed any services for or received any compensation from the Company, Parent or their respective affiliates. Under the terms of Greenhill’s engagement with the Company, the Company has agreed to pay Greenhill a monthly advisory fee in the amount of $125,000 per month since January 2022. The Company has agreed to pay Greenhill a fee for rendering its opinion equal to $1,000,000 and an M&A Transaction advisory fee in the amount of $3,250,000, which includes the $1,000,000 opinion fee, the principal portion of which is contingent on the consummation of the Transaction. The Company has also agreed to pay Greenhill a fee in the amount of $250,000 in connection with certain amendments to or waivers under the Company’s Financing Agreement entered into in connection with the Transaction, $125,000 of which would be credited against the M&A Transaction advisory fee. Pursuant to its engagement agreement with the Company, Greenhill would also be entitled to be paid certain advisory fees if, rather than the Transaction, the Company had engaged or does engage in certain restructuring or financing transactions. In addition, the Company agreed to indemnify Greenhill for certain liabilities arising out of its engagement.

Greenhill is an internationally recognized investment banking firm regularly engaged in providing financial advisory services in connection with mergers and acquisitions. The Company selected Greenhill as its financial advisor in connection with the merger on the basis of Greenhill’s experience in similar transactions, its reputation in the investment community and its familiarity with the engineering and construction business.

Greenhill’s opinion was one of the many factors considered by the Board of Directors in its evaluation of the merger and should not be viewed as determinative of the views of the Board with respect to the merger.

Company Management’s Unaudited Projections.

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, the Company’s management regularly prepares internal financial forecasts regarding its future operations for subsequent fiscal years. In connection with the Company’s strategic planning process, in February 2022 the Company’s management prepared and provided to the Board and Greenhill forward-looking financial information for the years 2022 through 2026 based upon internal projections developed by the Company (the “Projections”). The Projections include prospective financial information for the Company on a standalone basis. The Projections were provided to the Bidders who entered into a confidentiality agreement with the Company.

The Projections were provided to Parent, Merger Sub, and its advisors in January of 2022. In the course of Parent’s due diligence review of the Company, Parent identified to the Company that the Projections did not include the effect of manufacturing failure rates for the Company’s Annovera product on projected cost of goods sold for 2022 through 2026 (the “Manufacturing Failure Rates”). In April of 2022, the Company and its representatives provided updated projections for 2022 which included the effect of manufacturing failure rates and discussed with Parent the methodology used to determine the effects the Manufacturing Failure Rates would have on projected cost of goods sold from 2023 through 2026. On May 21, 2022, the Company provided updated Projections (i) showing the effects of the Manufacturing Failure Rates on projected costs of goods sold from 2023 through 2026 and (ii) to reflect the Food and Drug Administration supplemental New Drug Application approval that was obtained May 16, 2022.

The Projections reflect numerous additional estimates and assumptions made by the Company’s management with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business in each case as of the date they were prepared, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Projections reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the Projections constitute forward-looking information and are subject to many risks and uncertainties that could cause actual results to differ materially from the results estimated in the Projections.

In particular, the Projections assumed that the Company would be able to refinance the Financing Agreement or obtain alternative financings to replace the Financing Agreement. During the last two years, the Company pursued four different financing processes with its advisors contacting 55 potential financing sources and no definitive financing offers were received. Accordingly, the Company was unable to further refinance the Financing Agreement or secure any alternative financings to replace the Financing Agreement.

Although the Projections were originally provided to, and considered by, the Board in connection with the decision to initiate a potential sale process, they were not relied upon by the Board in evaluating the transaction with Parent because the only realistic alternative to entering into the transaction with Parent was the Company seeking chapter 11 protection after the Financing Agreement matured on June 1, 2022. Accordingly, Greenhill only used the Projections for 2022 estimated revenue in connection with the rendering of its fairness opinion to the Board and performing its related financial analysis, as described above under the heading “Opinion of the Company’s Financial Advisor” in Item 4 of this Schedule 14D-9. The Projections were prepared by the Company’s management for internal use. They were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the Prospective Financial Information or expressed any opinion or any form of assurance related thereto.

The summary of the Projections is included solely to give the Company’s stockholders access to certain financial projections that were made available to Parent and are not being included in this Schedule 14D-9 to influence any Company stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

As described above, the Company does not believe that the Projections will be realized due to the inability of the Company to refinance the Financing Agreement or obtain replacement financing and therefor, the Company believes the Projections should not be relied upon. The inclusion of the summaries of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or consider the Projections to be predictive of actual future events, and such summaries should not be relied upon as such. None of the Company, Parent, Merger Sub, or any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ materially from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections was generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law. None of the Company, Parent, Merger Sub, or any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any Company stockholder or other person regarding the ultimate performance of the Company compared to the information contained in this summary or that the Projections will be achieved. The Company has made no representation to Parent or Merger Sub in the Merger Agreement or otherwise, concerning the Projections.

Certain of the Projections may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

In light of the foregoing factors and the uncertainties inherent in the Projections, Company stockholders are cautioned not to place any reliance on the Projections included below. The Projections are not necessarily indicative of future performance, which may be significantly more favorable or less favorable than as set forth below. The Projections should not be utilized as public guidance and will not be provided in the ordinary course of the Company’s business in the future.

Projections.

The following table presents summary selected unaudited projected financial information for the Company on a standalone basis for calendar years 2022 through 2026 prepared by management in connection with the review of the proposed strategic transaction with Parent and Merger Sub as provided to Parent.

Management Projections(1)

(Amounts in thousands)	Nine Months Ended December 31, 2022	Fiscal Year
		2023	2024	2025	2026
Net Product Sales	$114,150	$236,250	$371,027	$537,559	$698,566
Revenue from vitaCare	25	—	—	—	—
License/Royalty Revenue	750	2,000	3,000	4,000	5,000
Total Net Sales	$114,925	$238,250	$374,027	$541,559	$703,566
Cost of Goods Sold	(21,498)	(42,370)	(66,230)	(96,014)	(124,739)
Gross Profit	93,427	195,880	$307,797	$445,545	$578,827
Expenses	(123,056)	(169,003)	(239,293)	(235,474)	(243,086)
Operating Income / (Loss)	($29,629)	$26,877	$68,504	$210,071	$335,741
Non-Cash Compensation	6,046	9,851	10,343	10,860	11,403
Depreciation and Amortization	3,120	4,995	5,495	6,044	6,648
EBITDA	($20,464)	$41,723	$84,342	$226,976	$353,793
Milestone Payments (Annovera Licensing)	—	(40,000)	(40,000)	—	(40,000)
Net Working Capital Changes	(38,093)	7,954	1,627	(29,954)	(25,421)
Capital Expenditures	(870)	(1,995)	(2,495)	(3,044)	(3,648)
Cash Taxes(2)	—	(162)	(324)	(1,080)	(1,755)
Unlevered Free Cash Flow	($59,426)	$7,520	$43,150	$192,898	$282,968

(1)	Reflects minimum service requirement payments associated with the GoodRx transaction.
(2)

Reflects management expectations of minimal cash taxes due at the federal level due, in part, to significant net operating losses of $885.1 million (as of December 31, 2021) and at the state level due to net operating losses of $38.0 million (as of December 31, 2021). Actual state cash taxes paid in projected future periods could vary due to certain state limitations on the use of NOL carryforwards, pre-tax income in an amount exceeding management’s current estimates, and other factors.

Intent to Tender.

To the knowledge of the Company, after making reasonable inquiry, each executive officer and director of the Company currently intends to tender into the Offer all Shares held of record or beneficially owned by such person and over which he or she has sole dispositive power. However, there are no agreements requiring them to do so. The foregoing does not include any Shares (if any) over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Under the terms of Greenhill’s engagement with the Company, the Company has agreed to pay Greenhill a monthly advisory fee in the amount of $125,000 per month since January 2022. The Company has agreed to pay Greenhill a fee for rendering its opinion equal to $1,000,000 and an M&A Transaction advisory fee in the amount of $3,250,000, which includes the $1,000,000 opinion fee, $2,250,000 of which is contingent on the consummation of the Transaction. Pursuant to its engagement agreement with the Company, Greenhill would also be entitled to be paid certain advisory fees if, rather than the Transaction, the Company had or does engage in the following transactions on or prior to 12 months following the termination of Greenhill’s engagement: (i) an aggregate fee equal to up to $3,250,000 if the Company engaged in certain restructuring transactions; (ii) an aggregate fee equal to $250,000 if the Company entered into certain amendments to its Financing Agreement; and (iii) if the Company consummates a financing transaction, (x) an aggregate fee equal to 1.5% of the face amount of debt raised, (y) an aggregate fee equal to 2.0% of the gross proceeds received by the Company from the sale of equity or equity-linked securities in an underwritten public offering, and (z) an aggregate fee equal to 5.0% of the gross proceeds received by the Company from the sale of equity or equity-linked securities in a private placement transaction. In addition, the Company agreed to indemnify Greenhill for certain liabilities arising out of its engagement.

Additional information pertaining to the retention of Greenhill by the Company in Item 4 under the heading titled “Opinion of the Company’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or related matters.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, subsidiaries or any pension, profit-sharing or similar plan of the Company or affiliate during the 60 days prior to the date of this Schedule 14D-9, other than the vesting of restricted stock units and vesting of performance stock units.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Named Executive Officer Golden Parachute Compensation.

See Item 3 above under the heading “—Golden Parachute Compensation” for information required by Item 402(t) of Regulation S-K regarding the compensation of each of the Company’s Named Executive Officers that is based on or otherwise relates to the Offer and the Merger, which is incorporated herein by reference.

Item 8.	Additional Information.

Rights of Dissent or Appraisal.

The Company’s stockholders will not have dissenter’s rights or rights of appraisal (hereinafter referred to as simply “dissenter’s rights”) as a result of the Offer or in connection with the Merger. The Company is a Nevada corporation, and therefore the existence or lack of dissenter’s rights is governed by the NRS. Pursuant to Chapter 92A of the NRS, a stockholder of a Nevada corporation is generally entitled to dissent from, and to demand payment of the fair value (as defined in NRS 92A.320) of such stockholder’s shares upon the consummation of, certain corporate actions to which the Nevada corporation is a party, including a merger, such as the Merger, that is consummated without a stockholder vote pursuant to the provisions of NRS 92A.133.

However, the dissenter’s rights provisions of Chapter 92A of the NRS do not apply to stockholders of any class or series that (as of the day before the effective date of the action, if such action is being consummated pursuant to NRS 92A.133), is a “covered security” as defined in Section 18(b)(1)(A) or (B) of the Securities Act of 1993, as amended (the “Securities Act”), or is otherwise broadly held and traded in an organized market as described in NRS 92A.390(1)(b), unless such the holders of such class or series are required by the terms of such corporate action to accept for their shares consideration other than cash or securities that are “covered securities” or otherwise meet the requirements of NRS 92A.390(1)(b).

The Shares are listed on the Nasdaq Global Select Market and it is anticipated that the Shares will continue to be so listed on the day before the effective date of the Merger, and therefore are, and will be at the relevant time for the NRS, “covered securities” within the meaning of Section 18(b)(1)(A) of the Securities Act. In addition, each issued and outstanding Share that is not purchased by Merger Sub pursuant to the Offer will be converted by effect of the Merger into the right to receive only an amount in cash equal to the Offer Price, and no other form of consideration. Accordingly, holders of the Shares will not have dissenter’s rights under the NRS as a result of the Merger.

Anti-Takeover Statutes.

Combinations with Interested Stockholders. NRS 78.411-78.444, inclusive (the “Combinations Statute”), governs certain “Combinations” with “Interested Stockholders”. Subject to certain exceptions, the Combinations Statute provides that a Nevada corporation may not engage in a Combination with an Interested Stockholder for up to four years after the date that the person first became an Interested Stockholder unless the Combination or the transaction by which the person first became an Interested Stockholder is approved by the board of directors before the person first became an Interested Stockholder, or is approved by vote of the stockholders of the corporation that, if the Combination is (i) within two years of the date after which the person first became an Interested Stockholder, must be at a meeting of stockholders and be approved by affirmative vote of at least 60 percent of the outstanding voting power of the corporation not beneficially owned by the interested stockholder or the affiliates or associates of the interested stockholder, and (ii) between two and four years after the date after which the person first became an Interested Stockholder, constitutes a majority of the outstanding voting power of the corporation not beneficially owned by the interested stockholder or any affiliate or associate of the interested stockholder.

A “Combination” under the Combinations Statute includes: (i) any merger or consolidation with an Interested Stockholder or any other entity which is, or after and as a result of the merger or consolidation would be, an affiliate or associate of the Interested Stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to an Interested Stockholder of corporate assets with an aggregate market value equal to more than 5% of the aggregate market value of all of the corporation’s consolidated assets, more than 5% of the aggregate market value of the outstanding voting shares of the corporation or more than 10% of the earning power or net income of the corporation, on a consolidated basis; (iii) the issuance or transfer to a Interested Stockholder, or an affiliate or associate, of voting shares (except pursuant to a share dividend or similar proportionate distribution) with an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding voting shares of the corporation; (iv) the dissolution of the corporation if proposed by or on behalf of an Interested Stockholder, (v) any reclassification of securities, recapitalization, merger, consolidation or other transaction that will have the effect of increasing the proportionate share of the corporation’s outstanding voting shares held by any Interested Stockholder and (vi) any receipt by the Interested Stockholder, or any affiliate or associate thereof, of the benefit (except proportionately as a stockholder) of any loan, advance, guarantee, pledge or other financial assistance or tax credit or other tax advantage An “Interested Stockholder” under the Combinations Statute is defined to include any beneficial owner of 10% or more of the voting power of the outstanding voting shares of a Nevada corporation, or any person who is an affiliate or associate of the corporation and was at any time during the preceding two years the beneficial owner of 10% or more of the voting power of the then outstanding shares of the Nevada corporation.

The Board of Directors’ adoption of the Merger Agreement and approval of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, made the provisions of Combinations Statute inapplicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Control Share Acquisitions. NRS 78.378-78.3793 (the “Control Share Acquisitions Statute”) may restrict the voting rights of persons that acquire or offer to acquire ownership of a “controlling interest” in the outstanding voting stock of certain Nevada corporations. The statute applies to an “issuing corporation,” which is any Nevada corporation that has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation, and which does business in Nevada directly or through an affiliated corporation. A “controlling interest” means the ownership of outstanding voting stock that would be (but for the operation of the Control Share Acquisitions Statute) sufficient to enable the acquiring person, directly or indirectly and individually or in association with others, to exercise voting power in the election of directors that exceeds one of the following thresholds set forth in the statute: one fifth (20%), one third (33-2/3%), or a majority (50%). The voting rights of an acquiring person in the affected shares will be restored only if such restoration is approved, at an annual or special meeting, by a majority of the voting power of the corporation’s stockholders, plus the holders of a majority of any class or series of outstanding shares, if the acquisition would adversely alter or change any preference or relative or other right of such class or series. The Control Share Acquisitions Statute allows a Nevada corporation to “opt-out” of its provisions by amending, by the tenth day following the acquisition of a controlling interest by an acquiring person, such corporation’s articles of incorporation or bylaws to provide that the Control Share Acquisitions Statute does not apply to the corporation or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified.

The Company, in connection with the Merger Agreement, has amended its bylaws to opt out of the Control Share Acquisition Statute, thus rendering the Control Share Acquisitions Statute inapplicable to the acquisition of Shares by Merger Sub and Parent pursuant to the Offer, the Merger, and the other transactions contemplated by the Merger Agreement. In addition, the Company does not believe that it is an “issuing corporation” within the meaning of the Control Share Acquisitions Statute and, as a result, does not believe that the Control Share Acquisition Statute would have applied even if the Company did not opt out.

Other State Takeover Statutes. A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, the Company does not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and the Company has not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, the Company believes that there are reasonable bases for contesting such laws.

If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to the Company, Parent, Merger Sub, the Offer, the Merger, or any other transaction contemplated by the Merger Agreement, then each of the Company, Parent, Merger Sub, and their respective board of directors shall grant such approvals and take such actions as are necessary and within their respective power so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent and Merger Sub might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Merger Sub might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Merger Sub may not be obligated to accept for payment or pay for any tendered Shares.

Legal Proceedings.

As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer or the Merger.

Regulatory Approvals.

Other than as described herein, the Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than consents as may be required by federal or state securities laws, and the filing of the articles of merger with the Nevada Secretary of State and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which the Company is qualified to do business) that would be required for Parent’s or Merger Sub’s acquisition of the Shares pursuant to the Offer or the Merger.

Stockholder Approval of the Merger Not Required.

Because the Merger will be consummated in accordance with Section 92A.133 of the NRS, no stockholder vote or consent will be necessary to effect the Merger. That statute permits a merger of a Nevada corporation to be consummated without a stockholder vote if the other party to the merger and its owned affiliates have the voting power required to approve such merger pursuant to Chapter 92A of the NRS and the Nevada corporation’s articles of incorporation and bylaws, including voting power of shares acquired in an offer (including rollover shares or shares irrevocably accepted for purchase or exchange in the offer) made by the other entity party to the merger for all of the outstanding shares of each class or series of stock of the Nevada corporation listed on a national securities exchange, provided that the merger must be effected as soon as practicable following the consummation of the offer and that, subject to certain permitted exclusions, each outstanding share that is the subject of, but not irrevocably accepted for purchase or exchange in, the offer is converted in the merger into the same amount and kind of cash, property, rights or securities paid for those shares irrevocably accepted for purchase or exchange in the offer. The Merger complies with these requirements and the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the Company’s stockholders, in accordance with Section 92A.133 of the NRS.

Annual and Quarterly Reports.

For additional information regarding the business and financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, as amended by Amendment No. 1 to the Annual Report on Form 10-K, and the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2022.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. All statements concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. The Company has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this Schedule 14D-9 include, without limitation, statements regarding the planned completion of the Offer and the Merger, statements regarding the ability to complete the Offer and the Merger considering the various closing conditions, and forecasted or projected financial information. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to:

uncertainties as to the timing of the Transactions contemplated by the Merger Agreement; uncertainties as to the percentage of Shares tendered in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived; the effects of disruption caused by the Transactions making it more difficult for the Company to maintain relationships with employees, customers, partners, collaborators, vendors, regulators and other third parties; the risk that any stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; and other risks and uncertainties pertaining to the Company, including the risks and uncertainties discussed in the Company’s filings with the SEC, including the “Risk Factors” sections of the Company’s most recent Annual Report on Form 10-K, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the Transactions will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.

Item 9.	Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference:

(a)(1)(A)	Offer to Purchase, dated June 6, 2022 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Athene Merger Sub, Inc. on June 6, 2022).

(a)(1)(B)(I)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B)(I) to the Schedule TO).

(a)(1)(B)(II)	Letter of Transmittal (pre-split holders) (incorporated by reference to Exhibit (a)(1)(B)(II) to the Schedule TO).

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement, as published in the New York Times on June 6, 2022 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(A)	Joint Press Release issued by TherapeuticsMD, Inc. and EW Healthcare Partners, dated May 31, 2022 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on May 31, 2022).

(a)(5)(B)	Press Release issued by EW Healthcare Partners, dated June 6, 2022 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO.

(a)(5)(C)	Opinion of Greenhill & Co., LLC, dated May 27, 2022 (included as Annex A to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of May 27, 2022, among TherapeuticsMD, Inc., Athene Parent, Inc. and Athene Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed on May 31, 2022).

(e)(2)	Exclusivity Agreement, dated May 12, 2022, by and between TherapeuticsMD, Inc. and EW Healthcare Partners. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(3)	Confidentiality Agreement, dated January 27, 2022 between TherapeuticsMD, Inc. and Essex Woodlands Health Ventures UK Ltd, dated January 27, 2022 (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(4)	Composite Amended and Restated Articles of Incorporation of TherapeuticsMD, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 filed with the SEC on May 16, 2022).

(e)(5)	Bylaws of AMHN, Inc. (incorporated by reference to Exhibit C to the Company’s Definitive 14C Information Statement filed with the SEC on June 29, 2010).

(e)(6)	First Amendment to Bylaws of the Company, dated December 17, 2015 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 22, 2015).

(e)(7)	Second Amendment to Bylaws of the Company, adopted May 27, 2022 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 3, 2022).

(e)(8)	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on October 11, 2011).

(e)(9)	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 11, 2011).*

(e)(10)	TherapeuticsMD, Inc. 2019 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on June 21, 2019).*

(e)(11)	First Amendment to the TherapeuticsMD, Inc. 2019 Stock Incentive Plan (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement filed with the SEC on April 14, 2021).*

(e)(12)	Amended and Restated 2012 Stock Incentive Plan (incorporated by reference to Exhibit 10.34 to the Company’s Current Report on Form 8-K filed with the SEC on August 22, 2013).*

(e)(13)	2009 Long Term Incentive Compensation Plan, as amended (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on October 15, 2013).*

(e)(14)	TherapeuticsMD, Inc. 2020 Employee Stock Purchase Plan (incorporated by reference to Appendix B to the Company’s Definitive Proxy Statement filed with the SEC on May 4, 2020).*

(e)(15)	Common Stock Purchase Warrant to Lang Naturals, Inc., dated October 23, 2011 (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed with the SEC on October 24, 2011).

(e)(16)	Form of Common Stock Purchase Warrant, dated February 24, 2012 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on February 24, 2012).

(e)(17)	Common Stock Purchase Warrant, issued to Plato & Associates, LLC, dated January 31, 2013 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 6, 2013).

(e)(18)	Form of Warrant to Purchase Common Stock, dated August 5, 2020 (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 filed with the SEC on August 7, 2020).

(e)(19)	Amendment to Company Warrant issued by the Company to the Subscribers party to that certain Subscription Agreement, dated as of August 5, 2020, dated November 8, 2020 (incorporated by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 filed with the SEC on November 9, 2020).

(e)(20)	Second Amendment to Company Warrant issued by the Company to the Subscribers party to that certain Subscription Agreement, dated as of August 5, 2020 (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on March 4, 2021)

(e)(21)	Warrant issued by the Company to Robert Finizio (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on March 4, 2021).*

(e)(22)	Amendment to Warrant Issued by the Company to Robert Finizio (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on March 4, 2021).*

(e)(23)	Warrant issued by the Company to John C.K. Milligan, IV (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on March 4, 2021).*

(e)(24)	Amendment to Warrant Issued by the Company to John C.K. Milligan, IV (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on March 4, 2021).*

(e)(25)	Executive Employment Agreement, dated as of August 3, 2021, by and between TherapeuticsMD, Inc. and Hugh O’Dowd (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 9, 2021).*

(e)(26)	TherapeuticsMD, Inc. Inducement Grant Restricted Stock Unit Agreement, dated as of August 31, 2021, by and between TherapeuticsMD, Inc. and Hugh O’Dowd (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on August 31, 2021).*

(e)(27)	Executive Employment Agreement, dated October 15, 2021, by and between TherapeuticsMD, Inc. and Mark Glickman (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on October 15, 2021).*

(e)(28)	TherapeuticsMD, Inc. Inducement Grant Restricted Stock Unit Agreement, dated October 15, 2021, by and between TherapeuticsMD, Inc. and Mark Glickman (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 filed with the SEC on October 15, 2021).*

(e)(29)	Amended and Restated Employment Agreement, dated November 24, 2020, between the Company and Michael Donegan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on November 27, 2020).*

(e)(30)	Amendment to Employment Agreement between the Company and Edward J. Borkowski (incorporated by reference to Exhibit 10.42 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on March 4, 2021).*

(e)(31)	Form of Indemnification Agreement between TherapeuticsMD, Inc. and each of its executive officers and directors (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 filed with the SEC on November 9, 2020).*

(e)(32)	2022 Executive Retention and Performance Bonus Plan. (ERB-Plan) (incorporated by reference to Exhibit 10.55 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 23, 2022).*

(e)(33)	Amended and Restated Employment Agreement, dated December 18, 2018, between the Company and Marlan Walker.*

(e)(34)	Amendment to Employment Agreement, dated October 15, 2021, between the Company and Marlan Walker.*

(e)(35)	Equity Commitment Letter, dated May 27, 2022, by and between Athene Parent, Inc. and EW Healthcare Partners Fund 2, L.P. (incorporated by reference to Exhibit (b)(1) to the Schedule TO).

*	Indicates a management contract or compensatory plan or arrangement in which any director or Named Executive Officer participates.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 10, 2022

THERAPEUTICSMD, INC.

By:	/s/ Marlan D. Walker
Marlan D. Walker
Title: General Counsel and Secretary

Annex A

Greenhill & Co., LLC 1271 Avenue of the Americas New York, New York 10020

May 27, 2022

Board of Directors

TherapeuticsMD, Inc.

951 Yamato Road, Suite 220

Boca Raton, Florida 33431

Members of the Board of Directors:

We understand that TherapeuticsMD, Inc. (the “Company”), Athene Parent, Inc. (“Parent”), and Athene Merger Sub, Inc. (“Merger Subsidiary”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), which provides, among other things, for Merger Subsidiary, a wholly owned subsidiary of Parent, to commence a tender offer (the “Tender Offer”) to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”) at a purchase price of $10.00 per share (the “Consideration”) and, following consummation of the Tender Offer, the merger of Merger Subsidiary with and into the Company (the “Merger,” together with the Tender Offer, the “Transaction”), as a result of which the Company will become a wholly-owned subsidiary of Parent. In the Merger, each issued and outstanding share of Common Stock not tendered into the Tender Offer, other than shares of Common Stock held by the Company as treasury shares and shares of Common Stock owned by a wholly owned subsidiary of the Company or by Parent or its subsidiaries (such treasury shares and shares held by Parent and Parent’s and the Company’s subsidiaries), shall be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether, as of the date hereof, the Consideration to be received by the holders of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders other than Parent and its affiliates. We have not been requested to opine as to, and our opinion does not in any manner address the underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to other potential strategies or transactions that may be available to the Company.

For purposes of the opinion set forth herein, we have:

1.	reviewed the draft dated May 26, 2022 of the Merger Agreement and certain related documents;

2.	reviewed certain publicly available financial statements of the Company;

3.	reviewed certain other publicly available business and financial information relating to the Company;

4.

reviewed certain information, including financial forecasts (the “Company Forecasts”) and liquidity projections prepared by the management of the Company (such liquidity projections, together with the Company Forecasts, the “Forecasts”), in each case that you have directed us to utilize for purposes of our analysis;

5.	discussed the past and present operations and financial condition and the prospects of the Company with senior executives of the Company;

6.	reviewed the historical market prices and trading activity for the Common Stock;

7.	analyzed various market multiples of select publicly traded companies we determined to be comparable to the Company;

Board of Directors

TherapeuticsMD, Inc.

May 27, 2022

8.

participated in discussions and negotiations among representatives of the Company and its principal lender and legal and financial advisors and representatives of Parent and its legal and financial advisors; and

9.	performed such other analyses and considered such other factors as we deemed appropriate.

For purposes of our opinion, we have also assumed and relied upon, without independent verification or expressing any views with respect to, the following facts relating to the Company’s liquidity and strategic options as of the date hereof, based on our discussions with the Company’s management and other advisors and the Company’s principal lender:

1.

the Company’s consolidated financial statements and the Company Forecasts were prepared assuming that it would continue as a going concern; we understand based on discussions with management of the Company and short term liquidity projections prepared by the management of the Company, that Company Forecasts for any period beyond the first half of fiscal 2022 cannot be relied upon because they cannot be achieved under current circumstances;

2.

the Company was experiencing recurring losses from operations and there were no assurances that the Company would be able to raise its revenues or reduce its operating expenses to a level which would support profitable operations and provide sufficient funds to pay its obligations;

3.

the Company’s Financing Agreement, dated as of April 24, 2019, as amended (the “Financing Agreement”), will mature on June 1, 2022, and absent a capital infusion, there is substantial doubt about the Company’s ability to continue as a going concern;

4.	the Company’s lenders have informed the Company that if the Transaction is not consummated, the Company will need to file for chapter 11 protection;

5.

the Company is not currently able to, and did not expect to be able to, access any sources of equity or debt financing on terms acceptable to the Company to fund its liquidity requirements, including satisfying its obligations under the Financing Agreement at maturity on June 1, 2022;

6.	considering the foregoing, there is substantial doubt the Company would be able to achieve the Company Forecasts;

7.	the liquidity position of the Company, its continuing losses and business prospects, would likely result in a voluntary or involuntary bankruptcy, restructuring or liquidation of the Company; and

8.	Company management has indicated that a liquidation would likely result in the Common Stock receiving a value that is less than the Consideration in the Transaction.

In connection with our opinion, we also considered the fact that the Company’s Board of Directors (the “Board”) asked us to solicit indications of interest from various third parties regarding a potential strategic corporate transaction with Company (the “Strategic Process”) as well as potential debt or equity financing transaction with the Company (the “Financing Process”) and in connection therewith (i) 83 potential purchasers, strategic and financial, were contacted as part of the Strategic Process, resulting in only four non-binding preliminary indications of interest and only one definitive proposal (i.e., the Transaction), and (ii) 55 potential financing sources were contacted in connection with Financing Process, and no definitive financing offers were received.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information and data publicly available, supplied or otherwise made available to, or reviewed by or discussed

Board of Directors

TherapeuticsMD, Inc.

May 27, 2022

with, us. With respect to the Forecasts, we have assumed that they were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of the Company, and we have relied upon the Forecasts in arriving at our opinion. We express no opinion with respect to the Forecasts or the assumptions upon which they are based. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. As we have discussed with you, we did not perform certain analyses that we would customarily prepare for the Company in connection with a fairness opinion because such analyses are not meaningful as a result of the circumstances of the Company described herein. In connection with our opinion, we performed a limited comparable companies’ analysis. However, notwithstanding the fact that results of such analysis is supportive of our conclusion set forth herein, because such an analysis is based on future earnings forecast, and it is our understanding that absent a transaction, the Company is unlikely to be able continue as a going concern through the end of calendar 2022, we did not rely on such analysis as the sole factor in reaching our opinion. We have assumed that (i) the representations and warranties of all parties to the Merger Agreement are true and correct in all respects material to our analysis, (ii) each party to the Merger Agreement will fully and timely perform all of the covenants and agreements required to be performed by such party in all respects material to our analysis, and (iii) the Transaction will be consummated in accordance with the terms set forth in the final, executed Merger Agreement, which we have further assumed will be identical in all material respects to the latest draft thereof we have reviewed, and without waiver or modification of any terms or conditions the effect of which would be in any way meaningful to our analysis. We have further assumed that all governmental, regulatory and other consents and approvals necessary for the consummation of the Merger will be obtained without any effect on the Company or the Transaction in any way meaningful to our analysis. We are not legal, regulatory, accounting or tax experts and have relied on the assessments made by the Company and the Parent and their respective advisors with respect to such issues. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion.

We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for rendering this opinion and for other services rendered in connection with the Transaction, a significant portion of which is contingent on the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. As the Company has been advised, except in connection with our engagement as financial advisor to the Company in connection with the Strategic Process and the Financing Process, and the monthly advisory fees payable by the Company thereunder since January 2022, during the two years preceding the date of this opinion we have not been engaged by, performed any services for or received any compensation from the Company, Parent or their respective affiliates.

It is understood that this letter is for the information of the Board and is rendered to the Board (in its capacity as such) in connection with its evaluation of the Consideration from a financial point of view and may not be used for any other purpose or relied upon by any other person without our prior written consent, except that this opinion may, if required by law, be included in its entirety in any proxy or other information statement or registration statement to be mailed to the stockholders of the Company in connection with the Transaction. This opinion addresses only the fairness from a financial point of view to the holders of Common Stock (other than Parent and its affiliates), as of the date hereof, of the Consideration to be received by such holders pursuant to the Merger Agreement. We are not expressing any view or opinion as to any other terms, aspects or implications of the Merger Agreement or the Transaction or any agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transaction, including as to the fairness of the Transaction to, or any consideration to be received in connection with the Transaction, by holders of any other

Board of Directors

TherapeuticsMD, Inc.

May 27, 2022

class of securities, any creditors or any other constituencies of the Company. We are also not expressing any view or opinion as to the impact of the Transaction on the solvency or the viability of the Company or Parent or their ability to pay their respective obligations when they come due. We express no view or opinion with respect to the amount or nature of any compensation to any officers, directors or employees of the Company, or any class of such persons relative to the Consideration to be received by the holders of the Common Stock in the Transaction or with respect to the fairness of any such compensation. We also express no view or opinion regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, executive compensation or other similar professional advice and we assume that opinions, counsel and interpretations regarding such matters have been or will be obtained from the appropriate professional sources. This opinion has been approved by our fairness committee. This opinion is not intended to be and does not constitute a recommendation to the members of the Board as to whether they should approve the Transaction or the Merger Agreement or take any other action in connection therewith, nor does it constitute a recommendation as to whether any stockholder of the Company should tender shares of Common Stock in the Tender Offer or otherwise act with respect to the Transaction.

Based on and subject to the foregoing, including the limitations and assumptions set forth herein, we are of the opinion that as of the date hereof the Consideration to be received by the holders of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders other than Parent and its affiliates.

Very best regards,

GREENHILL & CO., LLC

A-4